AYA GOLD & SILVER INC.

1320 Graham Boulevard, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8

info@ayagoldsilver.com | www.ayagoldsilver.com

GOLD & SILVER

Exhibit 99.103
MANAGEMENT'S
DISCUSSION
AND ANALYSIS

For the year and quarter ended
December 31, 2025
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20252
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver
Inc. (the “Corporation” or "Aya"), dated March 30, 2026, covers the three-month period ("Q4-2025" or the "Quarter") and the year ended December 31, 2025. This MD&A is prepared by management and should be read in conjunction with the Corporation’s
Audited Consolidated Financial Statements (“FS”) and related notes for the years ended December 31, 2025 and 2024. The
Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures". Additional information relating to the Corporation, including the most recent Annual Information Form (the “AIF”), is available on SEDAR+.
The Corporation’s December 31, 2025 FS and the related financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards
Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for share and per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the
Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under
“Cautionary Note Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of March 30,
2026 unless otherwise stated.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20253

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20254
Business Overview

General Information
Aya is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco, a politically stable jurisdiction with supportive regulatory environment, offering low operating costs and well-developed infrastructure.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-
class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently in the development evaluation phase, with a Preliminary Economic Assessment ("PEA") completed and feasibility study work underway.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”. Aya’s issued and outstanding share capital totals 142,986,547 common shares on March 30, 2026.
Geographic Overview
•The Zgounder mining permit covers 16 km², while the 23 mining and exploration permits within the Zgounder Regional area encompass an additional 362km2, bringing the total package at and around Zgounder to 378 km².
•Boumadine’s exploration portfolio includes 31 permits and licenses totaling 341 km², including a 32 km² mining license that forms the basis of the PEA discussed below. The project also benefits from an additional 600 km² of exploration authorization.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20255
For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+.
Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Mine is a rare, silver-only operation that differentiates Aya from producers that recover silver primarily as a by-product. The mine is supported by proven and probable mineral reserves of 73 million ounces (“Moz”) of silver.
Commercial Operations
Following a major expansion completed in 2024, production ramp-up progressed through 2025 and was completed by year-
end, positioning Zgounder toward steady-state, commercial operations. The recently updated mine plan extends the operation’s life to 2036, supporting an average annual production profile of approximately 6 Moz of silver over the life of mine
(“LOM”). Mining is conducted using a combination of open-pit and underground mining methods. The expansion included new mine development, plant, tailings and water storage facilities, and supporting infrastructure improvements. Silver is produced through cyanide leaching and refined into doré bars. All of the revenue from the Zgounder Mine is derived from the production and sale of silver, which is refined in Switzerland and sold on a regular basis at prevailing market prices.
Near-Mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding the resource base, advancing priority targets, testing new prospective zones, guiding future development decisions, and enhancing overall geological understanding of the project area. The 2026 exploration program is targeting approximately 30,000 metres of Diamond Drill Holes ("DDH").
Technical Report and Mineral Reserves and Resources
An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report with an effective date of September 30, 2025, was filed on SEDAR+ on December 15, 2025. The report is based on a Mineral Resource
Estimate for Zgounder as of June 30, 2025, and a Mineral Reserve Estimate as of September 30, 2025. Additional details are provided in the "Development and Exploration" section.
Boumadine Polymetallic Project
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by
Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM"). The Boumadine project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in Morocco. The project hosts a substantial mineral resource and an extensive mineralized footprint. The Boumadine PEA recently completed, outlines a combined open-pit and underground mining operation with a processing capacity of approximately 2.9 million tonnes per year. The project is expected to produce three marketable concentrates (zinc, lead, and pyrite), with revenue largely derived from precious metals.
Boumadine benefits from year-round access and existing regional infrastructure, which would require enhancements to support full-scale operations. Feasibility study work is currently underway to advance development planning and optimize the project’s economics. Refer to the "Boumadine Preliminary Assessment" section.
Aya initiated the reclaiming and commercialization of a historical pyrite stockpile at Boumadine in Q4-2025. This legacy flotation by-product from past lead and zinc operations contains commercially meaningful grades of gold and silver
(approximately 2.30 g/t Au and 144 g/t Ag) and is expected to yield approximately 2.5 million silver-equivalent ounces.
Announced on November 19, 2025, the initiative is expected to be of limited duration, lasting approximately 20 to 24 months from that date. The program is designed to generate near-term cash flow, demonstrate the marketability of Boumadine’s gold-
and silver-rich pyrite concentrate, and align with Aya’s commitment to responsible environmental management.
Exploration
Since 2022, Aya has completed 353,055 metres ("m") of drilling at Boumadine, significantly advancing the geological model.
The 2026 exploration program is targeting 200,000 m, including infill drilling (180,000 m – representing half of the planned two-year 360,000 m program) to convert inferred resources to the indicated and measured categories, as well as expanding the resource at depth and along strike. The program also includes 20,000 m of regional exploration drilling on new targets and for some follow-up on the Asirem structures.
Technical Report and Mineral Resource Estimate
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20256
An updated NI 43-101 technical report incorporating the results of the Boumadine PEA with an effective date of November 4,
2025 was filed on SEDAR+ on December 18, 2025. The report is based on a Mineral Resource Estimate for Boumadine as of
February 24, 2025. Additional details are provided in the Development and Exploration section.
1 Includes an adjustment of 1,562 tonnes to correct an error in previously reported ore mined related to the depletion of historical underground ore inventory. The error relates to ore mined in Q1-2025 and was identified and corrected as part of the year-end reconciliation process.
2 Non-GAAP Measures, refer to page 33.
3 Non-GAAP Measures, consisting of current assets of $232,450 less current liabilities of $120,050 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
4 In the year ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.20) to $(0.17) to reflect the net loss attributable to Aya shareholders in the year ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the year.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20257
2025 Annual Highlights

Key performance metrics	2025	2024	Variance
Operational Zgounder
Ore Mined (tonnes)[1]	1,036,570	444,375	133%
Average Grade Mined (g/t Ag)	139	162	(14)%
Ore Processed (tonnes)	1,178,420	358,919	228%
Average Grade Processed (g/t Ag)	145	171	(15)%
Combined Mill Recovery (%)	88.4%	83.7%	4.7%
Milling Operations (tpd)	3,229	981	229%
Silver Equivalent Produced (oz)	4,829,151	1,646,265	193%
Silver Equivalent Sold (oz)	4,801,876	1,501,927	220%
Cash Costs per Silver Equivalent Ounce Sold[2]	20.41	21.71	(6)%
Adjusted Cash Costs per Silver Equivalent Ounce Sold[2]	20.41	19.62	4%
Production Cost per Tonne[2]	114	76	51%
Boumadine Reclaim Operations
Ore Processed (tonnes)	13,498	-	NM
Average Grade Processed (g/t Ag)	192	-	NM
Average Grade Processed (g/t Au)	2.87	-	NM
Silver Equivalent Produced (oz)	172,129	-	NM
Silver Equivalent Sold (oz)	55,471	-	NM
Cash Costs per Silver Equivalent Ounce Sold[2]	6.59	-	NM
Consolidated Zgounder and Boumadine
Silver Equivalent Produced Consolidated (oz)	5,001,280	1,646,265	204%
Silver Equivalent Sold Consolidated (oz) (A)	4,857,347	1,501,927	223%
Average Net Realized Silver Equivalent ($/oz) (B/A)	41.61	26.04	60%
Cash Costs per Silver Equivalent Ounce Sold[2]	20.25	21.71	(7)%
Adjusted Cash Costs per Silver Equivalent Ounce Sold[2]	20.25	19.62	3%
Financial
Revenues (B)	202,102	39,117	417%
Cost of Sales	118,935	33,735	253%
Gross Profit	83,167	5,382	1,445%
Operating Income (Loss)	62,517	(38,747)	261%
Income (Loss) before Income Taxes	70,125	(24,800)	383%
Net Income (Loss)	46,280	(26,027)	278%
Operating Cash Flows	71,948	(8,615)	935%
Cash and cash equivalents	136,322	30,944	341%
Total Assets	631,733	400,107	58%
Total Non-Current Financial Liabilities	84,615	97,638	(13)%
Working Capital[3]	112,400	23,424	380%
EPS
Income (Loss) per Share (EPS) - Basic[4]	0.33	(0.17)	294%
Income (Loss) per Share (EPS) - Diluted[4]	0.32	(0.17)	288%
*NM – Not Meaningful
5 Includes an adjustment of 1,562 tonnes to correct an error in previously reported ore mined related to the depletion of historical underground ore inventory. The error relates to ore mined in Q1-2025 and was identified and corrected as part of the year-end reconciliation process.
6 Non-GAAP Measures, refer to page 33.
7 In the year ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.20) to $(0.17) to reflect the net loss attributable to Aya shareholders in the year ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the year.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20258
2025 Operational Highlights:
•Silver equivalent production of 5,001,280 oz, including 172,129 oz from Boumadine, compared to 1,646,265 oz in 2024, an increase of 204%.
Zgounder Silver Mine
•Silver production of 4,829,151 oz, an increase of 193% from 2024.
•Mill average feed grade of 145 g/t Ag down from 171 g/t Ag in 2024, a decrease of 15%.
•Milling operations averaged 3,229 tpd, for a total of 1,178,420t, compared to 981 tpd in 2024; combined mill recovery averaged 88.4%, compared to 83.7% in 2024, representing an improvement of 4.7%, while overall plant availability reached
96%.
•Mined tonnage of 1,036,5705 tonnes (2,840 tpd), compared to 444,375 tonnes (1,214 tpd) in 2024.
•Boumadine Pyrite Reclaim
•13,498 tonnes from the pyrite historical stockpiles were reclaimed and crushed at a grade of 2.87 g/t Au and 192 g/t Ag.
•172,129 oz of silver equivalent were produced at a Ag/Au ratio of 71.
Exploration
•Exploration drilling totaled 150,325 meters ("m") of drilling at Boumadine, 23,866 m at Zgounder and 4,415 m on Zgounder
Regional permits.
Health and Safety
•The Corporation's Total Recordable Injury Frequency Rate ("TRIFR") for 2025 was 14.22, compared to 14.05 in 2024.
•During the year, 21,240 hours of training were delivered, 100% of safety incidents were analyzed, and the Corporation maintained a continued focus on leading indicators and contractor safety.
2025 Financial Highlights:
•Revenues totaled $202,102 compared to $39,117 in 2024, an increase of 417% representing an average net realized silver equivalent price of $41.61 per oz up from $26.04 in 2024.
•Cost of sales of $118,935 with an average cash cost per silver equivalent oz sold6 of $20.25, compared to $21.71 in 2024
($19.62 on an adjusted basis). Royalty payments accounted for $6,085 in 2025 compared to $1,170 in 2024.
•Gross profit of $83,167 in 2025 up from $5,382 in 2024, an increase of 1,445%.
•The closing of the Mx2 transaction generated a non-recurring gain of $1,828 and a net impairment recovery of $3,987.
•Net income was $46,280 (diluted EPS of $0.32) in 2025, compared to a net loss of $26,027 (diluted loss per share of
$0.17)7 in 2024.
•Cash flow generated by operating activities of $71,948 in 2025 compared to cash flow used of $8,615 in 2024.
8 Non-GAAP Measures, refer to page 33.
9 Non-GAAP Measures, consisting of current assets of $232,450 less current liabilities of $120,050 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
10 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 20259
Q4-2025 Highlights

	Q4-2025	Q3-2025	Change Q4 vs Q3	Q4-2024	Change Q4 vs Q4
Operational Zgounder
Ore Mined (tonnes)	385,216	215,485	79%	102,485	276%
Average Grade Mined (g/t Ag)	130	142	(8)%	168	(23)%
Ore Processed (tonnes)	349,242	305,964	14%	113,674	207%
Average Grade Processed (g/t Ag)	134	146	(8)%	159	(16)%
Combined Mill Recovery (%)	91.2%	92.5%	(1.3)%	84.8%	6.4%
Milling Operations (tpd)	3,796	3,326	14%	1,236	207%
Silver Equivalent Produced (oz)	1,371,300	1,346,882	2%	491,310	179%
Silver Equivalent Sold (oz)	1,234,551	1,363,511	(9)%	337,733	266%
Cash Costs per Silver Equivalent Ounce Sold[8]	20.50	20.79	(1)%	26.57	(23)%
Adjusted Cash Costs per Silver Equivalent Ounce Sold[8]	20.50	20.79	(1)%	21.51	(5)%
Production Cost per Tonne[8]	84	153	(45)%	108	(22)%
Boumadine Reclaim Operations
Ore Processed (tonnes)	13,498	-	NM	-	NM
Average Grade Processed (g/t Ag)	192	-	NM	-	NM
Average Grade Processed (g/t Au)	2.87	-	NM	-	NM
Silver Equivalent Produced (oz)	172,129	-	NM	-	NM
Silver Equivalent Sold (oz)	55,471	-	NM	-	NM
Cash Costs per Silver Equivalent Ounce Sold[8]	6.59	-	NM	-	NM
Consolidated Zgounder and Boumadine
Silver Equivalent Produced Consolidated (oz)	1,543,429	1,346,882	15%	491,310	214%
Silver Equivalent Sold Consolidated (oz) (A)	1,290,023	1,363,511	(5)%	337,733	282%
Average Net Realized Silver Equivalent ($/oz) (B/A)	58.39	39.85	47%	27.65	111%
Cash Costs per Silver Equivalent Ounce Sold[8]	19.91	20.79	(4)%	26.57	(25)%
Adjusted Cash Costs per Silver Equivalent Ounce Sold[8]	19.91	20.79	(4)%	21.51	(7)%
Financial
Revenues (B)	75,320	54,337	39%	9,338	707%
Cost of Sales	32,706	32,971	(1)%	11,084	195%
Gross Profit	42,614	21,366	99%	(1,746)	2,541%
Operating Income (Loss)	36,354	15,171	140%	(34,469)	205%
Income (Loss) before Income Taxes	32,799	16,221	102%	(31,850)	203%
Net Income (Loss)	18,287	12,422	47%	(29,983)	161%
Operating Cash Flows	33,854	22,390	51%	2,355	1,338%
Cash and cash equivalents	136,322	129,184	6%	30,944	341%
Total Assets	631,733	585,036	8%	400,107	58%
Total Non-Current Financial Liabilities	84,615	83,192	2%	97,638	(13)%
Working Capital[9]	112,400	96,147	17%	23,424	380%
EPS
Income (Loss) per Share (EPS) - Basic[10]	0.13	0.09	44%	(0.20)	165%
Income (Loss) per Share (EPS) - Diluted[10]	0.12	0.09	33%	(0.20)	160%
NM – Not Meaningful
11 Non-GAAP Measures, refer to page 33.
12 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202510
Q4-2025 Operational Highlights:
•Consolidated silver equivalent production of 1,543,429 oz including 172,129 oz from Boumadine; a 15% increase compared to Q3-2025 and a 214% increase compared to Q4-2024, supported by fully ramped operations at Zgounder.
Zgounder Silver Mine
•Silver production of 1,371,300 oz, an increase of 179% from Q4-2024.
•Mill feed grade of 134 g/t Ag, compared to 146 g/t Ag in Q3-2025, a decrease of 7% and compared to 159 g/t Ag in
Q4-2024, a decrease of 16%.
•Milled tonnage of 3,796 tpd above expectations for a fully ramped operation; 91.2% mill recovery and 99% plant availability.
•Mined tonnage of 385,216 tonnes (4,187 tpd) at 130 g/t Ag, compared to 102,485 tonnes (1,114 tpd) in Q4-2024 at 168 g/t
Ag.
•Underground development and stope sequencing supported an average mining rate of 1,387 tpd at 161 g/t Ag, while open-
pit operations reached 2,800 tpd of ore at 115 g/t Ag with a strip ratio of 13, for a total material movement rate of 38,814 tpd, approaching our long-term target of 45,000 tpd.
Boumadine Pyrite Reclaim
•13,498 tonnes were reclaimed from the pyrite historical stockpiles at a grade of 2.87 g/t Au and 192 g/t Ag.
•172,129 oz of silver equivalent were produced at a Ag/Au ratio of 71.
Exploration
•Exploration drilling of 41,084m at Boumadine, 8,582m at Zgounder near-mine.
Health and Safety
•The Corporation’s TRIFR was 11.24 in  Q4-2025, compared to 19.56 in Q4-2024, reflecting continued progress in incident prevention.
•8,119 hours of training delivered, with 100% of incidents analyzed and continued focus on leading indicators and contractor safety.
Q4-2025 Financial Highlights:
•Revenue of $75,320, up 39% from Q3-2025 and up 707% from Q4-2024, reflecting average net realized silver equivalent prices of $58.39/oz (Q4-2025), 39.85/oz (Q3-2025), and $27.65/oz (Q4-2024).
•Cost of sales of $32,706 with a cash cost per silver equivalent oz sold11 of $19.91 down from $26.57 in Q4-2024 ($21.51 on an adjusted basis). Royalty payments accounted for $2,282 in Q4-2025 compared to $280 in Q4-2024.
•Gross profit of $42,614 compared to a gross loss of $1,746 in Q4-2024.
•Net income of $18,287 (diluted EPS of $0.13), compared to a net loss of $29,983 (diluted loss per share of $0.20)12 in
Q4-2024.
•Cash flow from operations of $33,854 compared to $2,355 in Q4-2024.
•
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202511
•
•
Silver Equivalent Production Chart

SILVER EQUIVALENT PRODUCTION IN OZ
2,000,000
1,500,000
1,000,000
500,000
0
366,362
432,667
355,927
491,310
1,068,652
1,042,317
1,346,882
1,543,429
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Zgounder
Boumadine

Recent Developments

On January 20, 2026, Aya announced the financial completion under its $100,000 project loan with the European Bank for
Reconstruction and Development (“EBRD”) for the expansion of the Zgounder Silver Mine in Morocco. The achievement followed a comprehensive technical and financial review by the EBRD, confirming the mine’s successful transition to commercial production and material compliance with financial covenants and the Environmental and Social Action Plan
("ESAP").
•
•
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202512
Operating Results

Q4-2025 Zgounder Silver Mine Operations
In Q4-2025, 349,242 tonnes of ore was processed. Mill availability for the quarter was 99%. The average processed grade was
134 g/t Ag. Q4-2025 was highlighted by a continuous increase in mill tonnage while sustaining a recovery rate of 91.2%. Daily throughput averaged 3,796 tpd, producing 1,371,300 oz of silver during the quarter. Throughput increased throughout the quarter, averaging 3,639 tpd in October, 3,638 tpd in November and 4,107 tpd in December.
The total mining rate for the quarter averaged 4,187 tpd, for a total of 385,216 tonnes of ore mined at a grade of 130 g/t Ag, with a focus on completing the open-pit ramp-up. Both open-pit and underground mine ramp-ups are now complete, with mining rates exceeding the milling rate for the first time since mill commissioning in late 2024.
In Q4-2025, 257,600 tonnes (2,800 tpd) of ore were mined from the open pit at an average grade of 115 g/t Ag. The open pit mine had a strip ratio of 13 during Q4-2025. The open-pit mining rate averaged 38,814 tonnes per day of total material moved, near the long-term target of 45,000 tpd, and an increase over the previous quarter, which averaged 34,049 tpd.
In Q4-2025, 127,616 tonnes (1,387 tpd) were mined from the underground mine at an average grade of 161 g/t Ag. Mining rates and grades were in line with plan.
At the end of the quarter, the stockpile stood at 194,521 tonnes of ore at an average grade of 118 g/t Ag, increasing compared to the previous quarter.
Figure 1 - Zgounder Open Pit
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202513
Capital Projects
Key surface infrastructure supporting the "Super Pit" project (including transformers, cement plant, emergency underground raise and main fans) was completed in 2025 to accommodate the expanded open pit footprint. Additional pushback activities are planned later in the year as part of the ongoing development of the pit.
Preparation for the phase two of the Tailings Storage Facility ("TSF") is ongoing, with earthwork contractor mobilized and construction ongoing for target completion in H2-2026.
Underground development is progressing as planned, with new deeper levels being opened. The ramp is now below the 1825 level. The decline design for lower levels is near complete and will reach the 1650 level in the coming years. Underground mine development now focuses on level below the 1900 level, and new galleries are planned to support exploration efforts near the granite contact and west of the Zgounder river.
Q4-2025 Boumadine Reclaim Operations
In late 2025, Aya commenced the reclaiming, crushing and sale of its historical pyrite stockpile at the Boumadine project.
These activities began in Q4-2025 with 13,498 tonnes reclaimed and crushed, at grades of 192 g/t Ag and 2.87 g/t Au. A total of 1,245 oz of gold and 83,480 oz of silver was recovered, representing 172,129 oz of silver equivalent for 2025. Announced on
November 19, 2025, this initiative is expected to be of limited duration of 20 to 24 months. The overall Boumadine Polymetallic
Project remains at the exploration and evaluation stage and is not in commercial production.
Development and Exploration

In 2025, the Corporation completed an extensive drilling program that exceeded exploration objectives at both Zgounder and
Boumadine. At Zgounder, drilling contributed to ongoing reserve and resource growth, building on cumulative work and structural studies since the prior estimate. At Boumadine, drilling reinforced the main trend, identified new high-grade zones, and supported an updated Mineral Resource Estimate. These results underscore Boumadine as a cornerstone asset and provide a strong foundation for ongoing feasibility and development work.
Zgounder Silver Mine
Drilling Activity
Near-Mine: In Q4-2025, the Corporation completed 8,582 m of DDH both underground and at surface on near-mine targets, focusing west of the main ore body, near the major fault, at depth and to the north of the open-pit area. The program aimed to define both lateral and vertical mineralization, with encouraging results outlining significant down-plunge extensions through thick high-grade interceptions. Q4-2025 results from underground holes ZG-SF-25-715 and ZG-SF-25-336, which intersected
1,972 g/t Ag over 3.2 m and 2,718 g/t Ag over 1.3 m respectively, confirmed the continuity of high-grade mineralization beyond the current resource boundary, supporting future resource growth. In addition, surface hole ZG-RC25-478 intercepted 677 g/t
Ag over 15.0 m, in the open-pit area.
In 2025, the Corporation completed an extensive near-mine drilling program at Zgounder, targeting extensions of known high-
grade mineralization and improving confidence in the geological and structural model. For full-year intercept highlights see the
January 21 press release.
Regional: As part of its 2025 regional exploration program, the Corporation completed its drill program on the Zgounder
Regional permits during Q4-2025. Following the identification of targets earlier in the year, drilling at Zgounder Far East focused on several geochemically and structurally defined anomalies.
Overall, with 28,281 m completed at Zgounder in 2025, the program surpassed the upper end of its 25,000 meters full-year drilling target for both near-mine extensions and regional prospects on surrounding permits.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202514
Permit Expansion, Mapping and Target Generation
In 2025, the Corporation expanded its regional exploration footprint at Zgounder through the addition of new exploration permits north of the mine, supporting longer-term optionality beyond the current mine area. The regional land position
(including Zgounder mining license) now totals 378 km². In addition, detailed geological mapping and prospecting are being carried out on both Tourchkal and Zgounder Far East permits. Several drill targets have been identified on these permits supporting future phases of the 2026 drill program.
Technical Report
On December 15, 2025, the Corporation filed an NI 43‑101 Technical Report for Zgounder, which is available on Aya’s website and SEDAR+. The report incorporates updated mineral resource and reserve estimates as well as a revised life-of-mine plan extending to 2036.
Updated Mine Plan Highlights:
•Mine Life & Production: Average annual silver production of approximately 6 Moz from 2026 to 2036.
•Mining Methods and Sequencing: The life-of-mine plan is open-pit focused, complemented by underground mining, combining cut-and-fill (through 2031) and longhole stope mining (2026–2032), with open-pit material movement averaging 45,000 tpd until 2030, 22,000 tpd through 2033, and 12,000-14,000 tpd for the remainder of the LOM.
•Processing Plant: Throughput of 3,650 tpd in 2026, increasing to 3,850 tpd for the remainder of the LOM; estimated silver recovery of 91.5%.
•Operating Costs: Average cash cost of $16.26/oz and $69.47 per tonne processed over the LOM.
•Sustaining Capital: $71 million over the LOM.
Updated Mineral Resource and Mineral Reserve Estimate
The updated Mineral Resource and Reserve Estimate at Zgounder reflects additional drilling, sampling, and structural analysis completed since the previous estimate (effective December 31, 2021). Key highlights from the update are summarized below:
•P&P Reserves increased by approximately 2.5 Moz Ag, while M&I Resources, inclusive of reserves, grew by 5.0 Moz Ag after accounting for material mined through Q3-2025.
•Open-pit Reserves rose, while underground Reserves decreased, consistent with Aya’s strategy to expand open-pit operations and focus deeper underground.
•Reported grades are lower, primarily due to the integration of extensive new drilling, improved geological interpretation, and updated estimation methods better suited to the deposit’s complex ore distribution. The updated P&P Reserves also incorporate dilution assumptions informed by mining practices and benefits from enhanced geological and structural interpretations resulting in a more accurate representation of the deposit’s geometry and grade profile.
•The update reinforces the resource model, incorporating approximately 275,000 m of drilling since 2021 (64% of all drilling on the property), along with independent review, enhancing confidence in the resource model and the mine plan.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202515

Mineral Resource Estimate for the Zgounder deposit as of June 30th, 2025
Reasonable Prospects for Eventual Economic Extraction ("RPEEE")	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Pit Constrained	40	Measured	13,820	144	64,140
	40	Indicated	2,150	131	9,070
	40	Inferred	56	190	350
Out-of-Pit	90	Measured	324	280	2,912
	90	Indicated	2,640	284	24,100
	90	Inferred	360	360	4,200
Total	40/90	Measured	14,150	147	67,050
	40/90	Indicated	4,790	216	33,200
	40/90	Inferred	410	340	4,500
1.Mineral Resource Estimate for the Zgounder deposit as of June 30, 2025.
2.The Mineral Resource is reported in compliance with NI 43-101 and CIM Definition Standards (May 2014).
3.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
4.Mineral Resources are reported inclusive of Mineral Reserves.
5.A silver price of US$28/oz with a process recovery of 90%, and a USD 25/t rock processing cost (including G&A) were used.
6.The constraining pit optimization parameters were 50º pit slopes with a 40 g/t Ag cut-off.
7.The out-of-pit Mineral Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
8.The mining costs are USD 2/t in waste and USD 6.8/t in ore, with a mining dilution of 5%.
9.The Mineral Resource is reported at an in-pit cut-off of 40 g/t Ag and an out of pit cut-off of 90 g/t Ag.
10.A royalty of 3% applies.
11.Mineral Resources have been rounded to reflect their confidence.
12.Totals may vary due to rounding.

Mineral Reserve estimate for Zgounder operation, as of September 30th 2025
	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Stockpile	N/A	Proven	160	134	690
In-Pit Reserves	40	Proven	11,750	137	51,800
	40	Probable	1,220	133	5,200
UG Reserves	90	Proven	180	207	1,200
	90	Probable	2,390	189	14,500
Total	40/90	Proven	12,090	138	53,690
	40/90	Probable	3,610	170	19,700
Total P&P	40/90	P&P	15,700	145	73,390
1.Mineral Reserves have been estimated by Aya technical service team, under the supervision of Patrick Pérez, P.Eng, full-time employee of
Aya and Qualified Person as defined by NI 43-101. The estimate is in conformance with the CIM Definition Standards for Mineral
Resources and Mineral Reserves.
2.Mineral Reserves have been estimated using metal price assumption of US$26/oz for silver.
3.Open-Pit Mineral Reserves are reported at a cut-off grade of 40g/t Ag, and Underground Mineral Reserves are reported at a cut-off grade of
90 g/t Ag.
4.The cut-off calculation is based on a process and general & administration cost of $25.25/t, a metallurgical recovery of 90%, a throughput rate of 1.4Mt per annum, an open pit ore mining cost of 4.19$/t and an underground mining cost of 40$/t, and an exchange rate of 9.5
MAD:USD.
5.Numbers may not add-up due to rounding.
13 Certain financial metrics presented in this table, including NPV (5%), IRR, EBITDA, free cash flow, NPV (5%)-to-CAPEX ratio and payback period, are based on the
Boumadine PEA and represent projected financial metrics that do not have standardized meanings under IFRS. Such metrics should not be considered as measures of financial performance under IFRS. For additional information, refer to the Corporation’s news release dated December 18, 2025 entitled "Aya Gold & Silver Files
Preliminary Economic Assessment Technical Report for Boumadine Project", available under Aya’s profile on SEDAR+.
14 Assumed Spot Prices as of 2025-10-31.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202516
Boumadine
Drilling Activity
In Q4-2025, the Corporation completed 41,084 meters of combined DDH and Reverse Circulation ("RC") at Boumadine confirming continuity of the Boumadine deposit and Tizi Zone as well as identifying a new high-grade parallel structure east of
Boumadine Main Trend. Recent highlights include best-ever mineralized intercept on the main trend (BOU-MP25-087; 2,323 g/t
AgEq over 15.0 m), and newly identified parallel structure (BOU-DD25-623; 540 g/t AgEq over 47.3 m). These results confirm mineralization continuity and support the expansion of known zones. The main Trend is the backbone of the deposit as confirmed in the recently published PEA. Further, targets through the 2024 mapping and geophysical program were also drill tested during the quarter, with results pending.
The Corporation completed 150,325 m of drilling in 2025, exceeding the upper end of the annual drilling target of 140,000 m.
Permit Expansion, Mapping and Target
In Q4-2025, the Corporation continued mapping and prospecting, developing with new targets which will be tested in 2026. In
2025, the Corporation added 10 exploration permits, expanding the Boumadine exploration footprint to 341 km² and secured a
600 km² Exploration Authorization.
Boumadine Preliminary Economic Assessment
On November 4, 2025, Aya announced the results of the Boumadine PEA which was prepared in accordance with NI 43-101 by independent Qualified Persons, notably Lycopodium Minerals Canada Ltd and WSP Canada Inc.
An updated NI 43-101 technical report incorporating the results of the Boumadine PEA with an effective date of November 4,
2025 was filed on December 18, 2025 and is available on Aya’s website and on SEDAR+.
The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Project Economics Sensitivity - Gold and Silver Price13

Parameter	Units	Zero-NPV	(25)%	Base Case	25%	Upside Case[14]
Gold Price	$/oz	1,567	2,100	2,800	3,500	4,000
Silver Price	$/oz	17	22.5	30	37.5	48
NPV5% Pre-Tax	$M	150	1,032	2,224	3,416	4,479
NPV5% Post-Tax	$M	—	657	1,475	2,262	2,963
IRR Pre-Tax	%	13%	42%	69%	90%	107%
IRR Post-Tax	%	4%	27%	47%	63%	77%
LOM Revenue	$M	4,322	5,457	6,991	8,526	9,896
LOM EBITDA	$M	902	1,972	3,418	4,864	6,156
FCF-Unlevered (Pre-Tax)	$M	235	1,336	2,824	4,312	5,642
FCF-Unlevered (Post-Tax)	$M	90	927	1,958	2,940	3,818
Payback Period (Pre-Tax)	Years	3.2	2.2	1.3	0.9	0.7
Payback Period (Post-Tax)	Years	6.8	2.8	2.1	1.5	1.2
NPV5%: CAPEX Ratio		—	1.5	3.3	5.1	6.6
The main Project highlights include:
•On a post-tax basis: NPV5% of $1.5 billion, an IRR of 47%, and a payback period of 2.1 years at Base Case prices.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202517
•Attractive scale with average annual production of 401 koz AuEq in years 1 to 5 and 328 koz AuEq per year over the LOM.
This corresponds to an average annual production of approximately 37.5 Moz AgEq, in years 1 to 5 and 30.6 Moz AgEq over the LOM.
•Low initial capital cost of $446 million, including $96 million in contingency.
•Highly efficient capital project with a post-tax NPV5% to Capex ratio of 3.3:1 (Base Case prices); and NPV5% to Capex ratio of 6.6:1 at Spot Prices.
•LOM total cash costs of $928/oz AuEq and AISC of $1,021/oz AuEq.
•Processing: 8,000 tpd conventional flotation plant producing three gold- and silver-bearing concentrates – zinc, lead, and pyrite.
•Year 1 to 5 average head grade of 4.76 g/t AuEq, or 443 g/t AgEq.
•LOM average head grade of 3.85 g/t AuEq, or 358 g/t AgEq.
•The Mineral Resource Estimate in the PEA is based on the technical report published on March 31, 2025, which includes
142,268 m of drilling and does not include the extensive drilling completed during the 2025 campaign.
•Existing mining license on the property; feasibility study targeted for completion in late 2027.
Mining and Processing
The Boumadine PEA envisions a combined open-pit and underground mining operation. The Boumadine LOM plan will consist of the simultaneous mining of several open pits in Central, North and South zones concurrent with underground operations that are scheduled between Year 2 and Year 11. The overall strategy is to achieve an average production rate to maintain a processing throughput of 8,000 tpd over the LOM, for an annual throughput capacity of 2.9 Mt per year. The mine plan prioritizes strong feed grades to the mill during the initial years of production.
A conventional flotation plant is planned for processing, with crushing, grinding and three flotation circuits to produce separate, salable concentrates of zinc, lead, and pyrite. All three concentrates contain payable silver and gold.
Metallurgy
Extensive metallurgical testwork, led by SGS Lakefield between 2018 and 2025, is the foundation of the Boumadine PEA and confirms a conventional flotation-based flowsheet with excellent metallurgical performance. The metallurgical testwork program was based on composite sampling, with locked-cycle flotation tests and comminution testwork that were used to determine the proposed flowsheet. Total flotation recoveries are: 96.1% for gold, 96.4% for silver, 74.7% for zinc and 82.0% for lead.
Additional Information
Initial capital expenditures of $446 million, including a contingency of $96 million, as well as sustaining capital expenditures of
$340 million over the LOM. The on-site infrastructure requirements include the processing plant, workshops, warehouses, administrative buildings, tailings storage facility, and supporting infrastructure. Off-site infrastructure requirements include concentrate storage at the port, the construction of a dedicated 72-km electrical power line, and pumping stations and water pipelines for fresh water supply.
The Boumadine PEA outlines an average cash cost of $109/t milled, or $928/oz AuEq produced. The AISC is estimated at
$1,021/oz AuEq produced, positioning the project competitively within the industry cost curve.
For further details, refer to Corporation's press release announcing the PEA results, the related investor presentation and the
NI 43-101 Technical Report.
Mineral Resource Estimate
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an
Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag,
2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%, and an Indicated Mineral
Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb, representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202518

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	377	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,325	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	85	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,148	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	462	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,469	25	237	615	377,686	4,198
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the
“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM
Standing Committee on Reserve Definitions and adopted by the CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of
US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining, US$2/t for waste mining US$89/t for processing and US$6/t for general and administrative expenses ("G&A") totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off. The out-
of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12.1.0 m composites were used during grade estimation.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202519
Figure 2 - Plan View of Boumadine Property with Existing Permits and Drill Holes
Sustainability

Q4-2025 Activities
Health, Safety and Environment
The Corporation continued to track a range of leading indicators around critical risk management, contractor management, and incident investigation quality. In particular, the Corporation continued solidifying health and safety (“H&S”) processes through preventive measures, 100% of incidents analyzed, and 8,119 hours of training. 21,240 training hours were conducted in
2025. The Corporation's Total Recordable Injury Frequency Rate ("TRIFR") for Q4-2025 was 11.24, compared to 19.56 in
Q4-2024. The yearly TRIFR was 14.22 in 2025 compared to 14.05 in 2024.
The Corporation remains committed to continuously improving its health and safety performance and management systems
("ESMS"). To that end, the Corporation will continue to strengthen its H&S programs through proactive risk management, contractor engagement, and targeted training initiatives. By maintaining a focus on leading indicators and fostering a culture of safety, the Corporation aims to further reduce incident rates and ensure the well-being of all personnel.
During Q4-2025, the Corporation continued to implement its ESMS and is working steadily towards ISO 14001 certification.
The Corporation did not report any significant environmental incidents for the three months ended on December 31, 2025.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202520
Community Relations
The Corporation continued its implementation of its CSR program and notably advanced the following projects:
•Safran harvest at its Safran Experimental Farm and participation and sponsoring at the Talouine Safran Festival.
•Kick-off the tutoring program for the 2025-2026 school year at the Askaoun and Taouyalte secondary schools.
•Distribution of glasses at the primary and secondary schools of Askaoun and Taouyalte.
Figure 3 - Distribution of glasses at the primary and secondary schools of Askaoun and Taouyalte
Governance
The Corporation launched its first ever double materiality assessment ("DMA") in Q3-2025, following international best practice and engaging with both internal and external stakeholders. Results are expected during Q1-2026, and will appear in the 2025
Sustainability Report. The results of the DMA will be henceforth integrated into the Enterprise Risk Management ("ERM"), strengthening the integration of sustainability into its risk management culture.
15 Non-GAAP Measures, refer to page 33.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202521
2025 Guidance Review

This section provides a review of 2025 guidance provided on March 28, 2025 in Q4-2024 Management's Discussion and
Analysis.

Zgounder	2025 Actuals	2025 Guidance
Total Silver Equivalent production (M oz)	5.0	—
Total Silver production Zgounder Mine (M oz)	4.8	5.0 - 5.3
Silver cash cost ($/oz)[15]	20.41	15.00 - 17.50
Recovery (%)	88.4	84 - 88
Average grade processed (g/t Ag)	145	170 - 200
Exploration and development for all Moroccan projects ($M)	41.2	25-30
While Zgounder production came in below guidance at 4.8 million ounces of silver, the Corporation met its overall 2025 production objective, with total consolidated output of 5.0 million silver equivalent ("AgEq") ounces, including approximately
0.2 million AgEq ounces from Boumadine stockpile commercialization, which was not included in the original guidance. Ramp-
up progressed successfully, with the mill averaging 3,229 tpd for the year (3,796 tpd in Q4-2025), and metallurgical performance exceeded expectations, with 88.4% silver recovery for the year and 91% in the second half of the year. The average head grade of 145 g/t Ag was below guidance, reflecting the ramp-up blend of open-pit, underground, and stockpile ore, as well as higher dilution, which is being addressed through targeted initiatives. The recently filed Updated Mineral
Reserve and Resource (see "Development and Exploration" section) provides a revised estimate of expected grades based on extensive drilling and updated geological interpretation. Strong mill throughput and recoveries in 2025 partially mitigated the impact of lower grade on production, while costs applied over fewer ounces sold contributed to cash costs of $20.41/oz, above original guidance.
In 2025, total exploration and development expenditures across the Corporation’s projects reached approximately $41.2 million. Drilling programs at both Boumadine and Zgounder exceeded the upper end of their respective annual targets. At
Boumadine, 150,325 m were drilled compared to a target of 100,000–140,000m, while 28,281m were completed at Zgounder, exceeding the 20,000–25,000 m target.
2026 Outlook

Operational Outlook
This section provides management’s production outlook and cost guidance for 2026. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this
MD&A. Actual results may vary based on internal and/or external factors, including operational performance, commodity prices, foreign exchange fluctuations, regulatory matters, and market conditions.
Building on 2025 operational and exploration achievements, Aya expects 2026 production at the Zgounder Silver Mine to reflect steady-state operations following the completion of the ramp-up phase and continued optimization of mining and processing activities. These operations will be supported by sustaining and growth capital investments allocated to key projects. At Boumadine, production related to the reclaiming and commercialization of the pyrite stockpile initiated in 2025 is expected to continue in 2026.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202522
The Corporation expects the following for 2026:

	2026 Guidance	Zgounder	Boumadine
Silver equivalent production (Moz AgEq)	6.2 – 6.8	5.2 – 5.8	1.0
Cash cost per silver equivalent ($/oz)	-	21.50	10.00
Capital expenditures ($M)	36	-	-
Exploration & development ($M)	60	-	-
Further, we believe that the current industry landscape, together with expectations for a supportive silver price environment, is expected to support strong margins and operating cash flow, providing confidence in our strategy to pursue opportunities across our portfolio.
The following assumptions underpin our 2026 operational guidance:
•AgEq ounces are at an 80:1 Au:Ag ratio.
•Cash cost per silver equivalent outlook is based on various assumptions and estimates, including, but not limited to:
production volumes, commodity prices (2026 - Ag: $50.00/oz, Au: $4,000/oz) foreign currency exchange rates (2026 -
CAD/USD:1.40, MAD/USD:9.00) and operating costs.
•Cash costs per silver equivalent are a non-IFRS financial measure and have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. Refer to "Non-GAAP Measures" section of this MD&A for a detailed description of the measure.
The Corporation notes that silver prices during the first quarter of 2026 have been materially higher than the $50.00/oz assumption used for guidance. As the Corporation pays a 3.0% royalty to ONHYM on revenue generated from the Zgounder and Boumadine properties, sustained precious metal prices above the assumptions used would increase royalty payments and would result in higher cash costs than those presented in the current guidance. By way of illustration, every $10/oz increase in the silver price would increase cash costs by approximately $0.30/oz due to the royalty.
The Corporation may revise its 2026 guidance during the year to reflect changes in expected results, commodity prices, foreign exchange rates, and other relevant factors.
Other Key Strategic Priorities
Development of the Boumadine polymetallic project
Following the positive Boumadine PEA, Aya is accelerating the development of the Boumadine polymetallic project and advancing it through the feasibility study and related technical programs. This includes drilling, feasibility fieldwork, ESIA, flowsheet optimization, metallurgical testwork, processing and mining evaluations, water management, and infrastructure design. Aya also plans to update the Mineral Resource and update the Boumadine PEA in H2-2026.
U.S. listing
Aya is targeting a U.S. listing in Q2-2026 to broaden access to U.S. investors and enhance trading liquidity. Aya will begin preparations, including engaging advisors and preparing required filings. There can be no assurance that the U.S. listing will be completed or as to its timing.
Planned Exploration
In 2026, the Corporation plans to execute a comprehensive exploration and development program at Zgounder and
Boumadine, with the objective of expanding mineral resources, improving resource confidence, and supporting long-term operational optionality. At Zgounder, near-mine and regional drilling (approximately 30,000 metres) will test high-grade zones and satellite targets. At Boumadine, a multi-phase infill and regional drilling program (approximately 200,000 metres total) is expected to convert inferred resources to measured and indicated categories and support ongoing feasibility work. The program is supported by an exploration budget of approximately $60 million, with scope and timing subject to results, market conditions, and strategic priorities.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202523
Transaction with Mx2 Mining

Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International
Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000
($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation obtained of a total of 2,000,000 shares for a total of C$1,000 ($721).
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in
Mx2.  Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction (see Note 7 of the FS).
16 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202524
Overview of Financial Performance

For the three and twelve-month periods ended December 31, 2025 and 2024 (in thousands of dollars):

	Three-month periods ended			Twelve-month periods ended
	December 31,			December 31,
	2025	2024	Variance	2025	2024	Variance
Revenues	75,320	9,338	707%	202,102	39,117	417%	(1)
Cost of sales	32,706	11,084	195%	118,935	33,735	253%	(2)
Gross profit (loss)	42,614	(1,746)	2,541%	83,167	5,382	1,445%	(3)
General and administrative expenses - Other expenses	3,893	2,296	70%	12,564	8,837	42%	(4)
General and administrative expenses - Share- based payments expense	2,367	2,786	(15)%	13,901	7,651	82%	(5)
Other operating expense (income)	-	27,641	NM	(5,815)	27,641	121%	(6)
Operating income (loss)	36,354	(34,469)	205%	62,517	(38,747)	261%
Net finance (expense) income	(3,312)	2,619	(226)%	8,570	13,947	(39)%	(7)
Share of loss in associate, net of tax	(243)	-	NM	(962)	-	NM
Net income (loss) before income taxes	32,799	(31,850)	203%	70,125	(24,800)	383%
Income tax expense (recovery)	14,512	(1,867)	877%	23,845	1,227	1,843%	(8)
Net income (loss) for the period	18,287	(29,983)	161%	46,280	(26,027)	278%	(9)
Income (loss) per share (diluted)[16]	0.12	(0.20)	NM	0.32	(0.17)	NM	(9)
*NM – Not Meaningful
Three-month period ended December 31, 2025, compared to the three-month period ended December 31, 2024
1.Revenues totaled $75,320 in Q4-2025 compared to $9,338 in Q4-2024, driven by a 282% increase in silver equivalent ounces sold of 1,290,023 oz in Q4-2025 compared with 337,733 oz in Q4-2024 due to the continued ramp-up of the new
Zgounder plant, and a higher average net realized silver equivalent price per oz during the period. The average net realized silver equivalent price per oz sold increased by 111% to $58.39 in Q4-2025 compared to $27.65 in Q4-2024.
2.Cost of sales in Q4-2025 increased by 195% compared to Q4-2024, driven by the increase in tonnes sold and depreciation expense on a larger asset base. Depreciation expense increased by $4,831 compared to Q4-2024, reflecting the new
Zgounder plant entering commercial production at the end of 2024. More processed ore from the new plant contributed to increased sales; however, the reduction in processed grades in Q4-2025 compared to Q4-2024 partially offset the expected unit cost improvement from the new plant, requiring greater tonnage to maintain silver production. Cash costs per silver ounce sold improved in Q4-2025 compared to Q4-2024. Unit operating costs are expected to continue to improve as productivity increases and sustaining capital investments are implemented. In addition, royalties to ONHYM were $2,282 in
Q4-2025 compared to $280 in Q4-2024 as it represents 3% of sales.
3.Gross profit (loss) for the quarter was $42,614 compared to ($1,746) in Q4-2024, representing an increase of 2,541%. The increase reflects the impact of higher sales volumes at a higher average net realized silver equivalent price per oz. This is also favorably impacted by the lower cash cost in Q4-2025 ($19.91) compared to adjusted cash cost in Q4-2024 ($21.51).
4.General and administrative expenses increased by 70% or $1,597 in Q4-2025 compared with Q4-2024. This increase was driven by the fact that the Corporation now has multiple projects in Morocco and as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Canada and in Morocco.
5.General and administrative expenses - Share-based payments decreased by 15% or ($419) in Q4-2025 compared with
Q4-2024. The decrease was driven by a lower non-cash expense related to share-based compensation in Q4-2025 related to the August 2024 stock option issuance. The decrease in the expensed amount reflects the accounting treatment associated with the vesting schedule and valuation of the stock options granted in the prior year.
17 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202525
6.Other operating expense of $nil in Q4-2025 compared to $27,641 comprised mainly of a $27,350 impairment charge in
Q4-2024. The impairment loss related to the Tijirit Project which was owned 75% by the Corporation as the asset's recoverable amount was deemed to be $nil, resulting in a full impairment loss as of December 31, 2024 (See Note 7 of the
FS).
7.Net finance (expense) income of ($3,312) in Q4-2025 primarily reflects approximately $2,900 of interest on the EBRD
Zgounder loan, compared to net finance income of $2,619 in Q4-2024 which did not include interest on this loan as commercial production had not been reached.
8.Income tax expense (recovery) in Q4-2025 was $14,512, compared with a recovery of $1,867 in Q4-2024, primarily due to higher net taxable income, which accounted for $13,874 of the increase, and $638 of accrued withholding taxes on interest accruing on outstanding intercompany advances to Moroccan subsidiaries. The increase in taxable income in Morocco reflects the ramp-up of the new plant and associated revenue generation.
9.Net income (loss) of $18,287 (diluted EPS of $0.12) was recorded in Q4-2025 compared to net loss of ($29,983) (diluted
EPS of ($0.20))17 in Q4-2024.
Year ended December 31, 2025, compared to the year ended December 31, 2024
1.Revenues totaled $202,102 in 2025 compared to $39,117 in 2024, driven by a 223% increase in silver equivalent ounces sold of 4,857,347 oz in 2025 compared with 1,501,927 oz in 2024. This significant increase is due to the continued ramp-up of the new Zgounder plant, at a higher average net realized silver equivalent price per oz during the year. The average net realized silver equivalent price per oz sold increased by 60% to $41.61 in 2025 compared to $26.04 in 2024.
2.Cost of sales in 2025 increased by 253% compared to 2024, driven by the increase in ounces sold, including higher depreciation expense on a larger asset base, which rose by $17,101 compared to 2024, reflecting the the new Zgounder plant entering commercial production at the end of 2024. Higher processing volumes of ore from the new plant contributed to increased sales; however, the reduction in processed grades partially offset the expected unit cost improvements, requiring greater throughput to reach silver production objectives. Cash costs per silver ounce sold improved in 2025 compared to 2024. Unit operating costs are expected to continue to improve as productivity increases and sustaining capital investments are implemented. Royalties to ONHYM were $6,085 in 2025 compared to $1,170 in 2024 as it represents 3% of sales.
3.Gross profit was $83,167 in 2025 compared to $5,382 in 2024, representing an increase of 1,445%. The increase reflects the impact of higher sales volumes, alongside the higher average net realized silver equivalent price per oz as silver prices increased throughout the year. Unit costs were broadly stable compared to 2024.
4.General and administrative expenses increased by 82% or by $6,250 in 2025 compared with 2024. This increase was driven by the fact that the Corporation has multiple projects in Morocco and as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Canada and in Morocco.
5.General and administrative expenses - Share-based payments increased by 42% or by $3,727 in 2025 compared with
2024. This increase was driven by a non-cash expense related to share-based compensation in 2025. The increase was largely attributable to the expense for the period related to 5,000,000 share purchase options granted in 2024 at an exercise price of C$15.63 and 500,000 share purchase options granted in November 2025 at an exercise price of C$14.45.
6.Other operating Income (expense) represents the sum of a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025. A $27,350 impairment charge was included in 2024 related to the Tijirit project.  For more details, see Note 7 of the FS.
7.Net finance income was $8,570 in 2025 compared to $13,947 in 2024. The decrease was primarily driven by the recognition of $10,291 of finance costs on the EBRD loan in 2025, whereas in 2024 borrowing costs were capitalized prior to the achievement of commercial production. This was partially offset by higher foreign exchange gains of $16,449 in
2025 compared to $10,175 in 2024. The increase in foreign exchange gains primarily reflects the appreciation of the
Moroccan dirham against the U.S. dollar on U.S. dollar-denominated balances, including intercompany advances and the
EBRD facility, partially offset by the depreciation of the U.S. dollar against the Canadian dollar during the year. In addition, interest income decreased to $2,192 in 2025 from $3,867 in 2024, primarily due to lower average cash balances prior to the
June 18, 2025 equity financing and lower interest rates on cash held.
8.Income tax expense for 2025 was $23,845, representing an increase of $22,618 compared to 2024, primarily due to higher net taxable income of $21,440 and $2,405 in accrued withholding taxes on interest accruing on outstanding intercompany advances to Moroccan subsidiaries. The increase in taxable income in Morocco reflects the ramp-up of the new plant
18 In the year ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.20) to $(0.17) to reflect the net loss attributable to Aya shareholders in the year ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the year.
19 In the quarter ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to Aya shareholders. The comparative EPS amounts have been adjusted from previously reported $(0.23) to $(0.20) to reflect the net loss attributable to Aya shareholders in the quarter ended
December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in the quarter.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202526
during its first full year of operations. The effective tax rate for fiscal 2025 (income tax expense divided by net income before income taxes) is 34%. ZMSM is subject to corporate income tax in Morocco at an effective rate of approximately
31.25% for 2025 on its taxable income, together with an additional social solidarity contribution of approximately 5% on profits.
9.Net income (loss) of $46,280 (diluted EPS of $0.32) was recorded in 2025 compared to net loss of ($26,027) (diluted EPS of ($0.17)18) in-2024.
Selected Annual Information

Years ended December 31,
	2025	2024	2023
Revenues	202,102	39,117	42,849
Net Income (Loss)	46,280	(26,027)	5,332
Earnings (Loss) per Share – basic[18]	0.33	(0.17)	0.05
Earnings (Loss) per Share – diluted[18]	0.32	(0.17)	0.04
Dividends per share	-	-	-
Total Assets	631,733	400,107	333,057
Total Non-Current Financial Liabilities	84,615	97,638	58,559
Summary of Quarterly Results

Selected quarterly information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
December 31, 2025	75,320	18,287	0.12
September 30, 2025	54,337	12,422	0.09
June 30, 2025	38,615	8,641	0.06
March 31, 2025	33,831	6,931	0.05
December 31, 2024[19]	9,338	(29,983)	(0.20)
September 30, 2024	11,024	(263)	0.00
June 30, 2024	13,678	6,813	0.05
March 31, 2024	5,077	(2,592)	(0.02)
Revenues in Q4-2025 were $75,320 compared to $54,337 in Q3-2025. The Corporation sold 1,290,023 oz of silver in Q4-2025 compared to 1,363,511 oz in Q3-2025. The decrease in sales volume due to timing was largely offset by the higher average net realized silver equivalent price, which rose to $58.39 per ounce in Q4-2025 from $39.85 per ounce in Q3-2025, more than offsetting the lower sales volume and resulting in higher revenues during the quarter. Cost of sales remained stable. Lower
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202527
production costs resulting from the decrease in ounces sold during Q4-2025 were offset by higher royalty expenses, reflecting higher silver prices, and increased amortization expenses during the quarter. As a result of the increase in silver price, the gross margin improved in Q4-2025, from 39% to 57% as sales greatly increased and cost of sales were stable during the quarter. The gross margin increase contributed to the increase in net income. Furthermore, the quarter experienced a decrease in general and administration expenses from lower share-based payment expenses. This non-cash expense is from the accounting treatment applied to share purchase options issued in August 2024. However, the increase in net income before taxes was offset by an increased tax expense for the quarter.
Revenues in Q3-2025 were $54,337 compared to $38,615 in Q2-2025. The Corporation sold 1,363,511 oz of silver in Q3-2025 compared to 1,140,452 oz in Q2-2025. The average net realized price for silver also rose to $39.85 per ounce in Q3-2025, up from $33.86 per ounce in Q2-2025, further supporting revenue growth. The rise in cost of sales was mainly attributed to the increased volume of ore processed to support higher oz sold. The higher average grade of 146 g/t in Q3-2025 compared to
140 g/t in Q2-2025 contributed positively to operating performance, partially offsetting the impact of higher volumes on total costs. As a result, cash costs decreased to $20.79/oz in Q3-2025 from $21.26/oz in Q2-2025, reflecting improved operating efficiencies and stronger grades. Other operating income decreased to $nil in Q3-2025 compared to Q2-2025, which had included a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, primarily related to the Amizmiz property transaction completed in April 2025.
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at
140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as, transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in
Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See
Note 7 of the Q4-2024 FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at
161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.
Revenues in Q1-2024 were $5,077 compared to $11,070 in Q4-2023. The Corporation sold 238,266 oz of silver in Q1-2024 compared to 507,635 oz of silver in Q4-2023. The average grade processed came in lower at 173 g/t in Q1-2024 compared to
239 g/t in Q4-2023. The Corporation increased its inventory of silver in concentrate by $1,830 in Q1-2024, affecting sales negatively during the quarter since fewer ounces were sold. As a result of lower revenues and higher G&A expenses, the
Corporation recorded a net loss of $(2,592) in Q1-2024 compared to a net income of $3,590 in Q4-2023.
20 Non-GAAP Measures, consisting of current assets of $232,450 less current liabilities of $120,050 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202528
Liquidity and Capital Resources

As at December 31, 2025, the Corporation had working capital of $112,400 compared to $23,424 as at December 31, 2024,20 including cash of $136,322 ($30,944 on December 31, 2024). The Corporation generated $71,948 in operating cash flow, principally from the Zgounder operation in 2025. The Corporation ensures that there is sufficient capital to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The
Corporation believes that these sources will be sufficient to meet its obligations for at least the next 12 months. The
Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and be able to support its ongoing operations the Corporation may be required to raise further equity or debt financing in the capital markets.
The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine project.
As part of its $100,000 financing with EBRD, the Corporation is required to maintain $18,000 in restricted cash as a Cost
Overrun Account (“COA”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, any unused portion of the COA may be reallocated to fund the $16,250 Debt Service Reserve Account (“DSRA”). Subsequent to year-end, the project has reached financial completion, as defined in the credit agreement, and therefore the COA was released and replaced with the DSRA, with a balance of $16,250 maintained as restricted cash. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the consolidated statement of financial position.
The following table summarizes the Corporation’s cash flow activity during the three and twelve-month periods ended
December 31, 2025 and 2024:

	Three-month periods ended		Twelve-month periods ended
(used in)	December 31,		December 31,
Cash Flow	2025	2024	2025	2024
Operating cash flow before changes in working capital	35,075	197	67,665	2,655
Change in non-cash operating working capital items	(1,221)	2,158	4,283	(11,270)
Net cash flow from (used in) operating activities	33,854	2,355	71,948	(8,615)
Net cash flow used in investing activities	(25,933)	(22,470)	(72,389)	(94,009)
Net cash flow (used in) from financing activities	(137)	(389)	104,931	88,478
Effect of exchange rate changes on cash in foreign currencies	(646)	(3,387)	888	(4,740)
Net increase (decrease) in cash	7,138	(23,891)	105,378	(18,886)
Cash beginning of the period	129,184	54,835	30,944	49,830
Cash end of period	136,322	30,944	136,322	30,944
Operating
During the three-month period ended December 31, 2025, the Corporation generated operating cash flow before changes in working capital items of $35,075, compared to generated operating cash flow before changes in working capital items of $197 for the same prior-year period. The increase was driven principally by higher net income in 2025 compared to 2024. See
Overview of Financial Performance section.
The operating cash flow in Q4-2025 was negatively impacted by changes of ($1,221) in working capital items. Increases in trade and other receivables, sales tax receivable and inventory were partly offset by higher accounts payable, mainly due to the timing of payments to suppliers, and an increase in income tax payable from higher taxable income during the quarter.
During the year ended December 31, 2025, the Corporation generated operating cash flow before changes in working capital items of $67,665, compared to $2,655 for the same prior-year period. The increase was driven principally by higher net income as there was an increase in revenue driven by an increase in oz sold in conjunction with a higher average net realized silver price in 2025. See Overview of Financial Performance section.
The operating cash flow in 2025 was positively impacted by net changes of $4,283 in working capital items. Increases in trade and other receivables, sales tax receivable, inventories and prepaid expenses were more than offset by higher accounts
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202529
payable and accruals, mainly due to the timing of payments to suppliers, and an increase in income tax payable due to higher taxable income during the year.
Investing
During the three-month period ended December 31, 2025, the Corporation used cash of $25,933 in investing activities compared to $22,470 in Q4-2024. The decrease of investing cash flow is largely due to higher investments in exploration and evaluation assets mainly related to the Boumadine project, where $16,607 was invested in Q4-2025 compared to $4,310 in
Q4-2024. This increase was offset by a decrease in property, plant and equipment acquisitions of approximately $8,000 in
Q4-2025 as the expansion project was completed in Q4-2024.
During the year ended December 31, 2025, the Corporation used cash of $72,389 in investing activities compared to $94,009 in
2024. The increase of investing cash flow is due to lower capital expenditures with $33,425 spent in 2025 compared to
$62,881 in 2024. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Exploration and evaluation assets investments are mainly related to the Boumadine project, where $42,053 was invested in 2025 compared to $29,891 in 2024. Increase in deposits to suppliers of $3,137 were paid in 2025 compared to
$2,569 in 2024. This was offset by a net compensation of $7,219 received by the Corporation in connection with the enforcement of liquidated damages against Duro Felguera S.A. (“DF”), the contractor for the Zgounder expansion (see note 27 of the FS for details).
Financing
No material events occurred during the three-month periods ended December 31, 2025 and 2024.
During the years ended December 31, 2025 and 2024:
•In 2025, the Corporation closed an equity financing and issued 10,767,795 common shares of the Corporation at C$13.35 per common share for a total consideration of C$143,750 ($105,218) compared to C$77,632 ($57,297) raised in an equity financing completed in 2024. The proceeds in 2025 will be mainly used for the Boumadine project and general corporate purposes. Transaction costs related to the issuance of shares of $5,502 were paid in 2025 compared to $3,316 in 2024.
•The Corporation drew down $15,000 of a $25,000 EBRD corporate facility, the purpose of which is to fund the exploration and development activities at the Boumadine project. For the same prior-year period, the Corporation drew down $40,000 of the EBRD project finance facility for the Zgounder expansion.  Payments related to long-term debt of $9,002 in relation to the EBRD loan were made in 2025 compared to $6,526 in 2024.
•Stock options were exercised in 2025 for proceeds of $20 compared to $1,662 in 2024.
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short Form Prospectus	Common shares	105,218
The net proceeds of the financing after deductions of the financing costs, are being used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.

February 14, 2024	Short Form Prospectus	Common shares	57,297	The net proceeds of the financing after financing costs has been used for the exploration and development of Boumadine, for Zgounder Regional exploration programs and for general corporation purposes.
From Jan 9, 2024 to Jan 21, 2025	Options exercised	Common shares	1,682	The net proceeds from the exercise of options are being used to fund general administrative expenses, investing activities and other working capital needs.
21 Includes $5.5 million in share issue costs related to the June 18, 2025 C$143.8 million financing.
22 Includes $3.2 million in share issue costs related to the February 14, 2024 C$77.6 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202530
Use of Proceeds
June 18, 2025 Financing - US$105 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$143,750 ($105,218).
Below is an update, in tabular form, reflecting the use of the funds as of December 31, 2025 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	26.2
Zgounder regional and other projects	7.3	1.4
General corporate purposes[21]	39.3	6.6
Total	105.2	34.1
February 14, 2024 Financing - US$57 million
On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77,632 ($57,297).
Below is an update, in tabular form, reflecting the use of the funds as of December 31, 2025, compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	36.9	36.9
Zgounder regional and other projects	4.4	4.4
General corporate purposes[22]	16.0	16.0
Total	57.3	57.3
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202531
Financial Position

The following table details the changes to the statements of financial position as at December 31, 2025, compared to
December 31, 2024:

	As at December 31, 2025	As at December 31, 2024	Variance
Cash and cash equivalent	136,322	30,944	341%
Trade and other receivables	33,811	1,827	1,751%
Sales taxes receivable	22,864	9,979	129%
Income tax receivable	-	3,415	NM
Inventories	34,595	27,389	26%
Deposit in trust	314	695	(55)%
Restricted cash	1,750	-	NM
Prepaid expenses and security deposits	2,794	2,249	24%
Options contracts	-	42	NM
Total current assets	232,450	76,540	204%
Restricted cash	16,412	18,246	(10)%
Non-refundable deposits to suppliers	3,390	2,787	22%
Deferred tax assets	5,187	3,425	51%
Investment in associate	6,969	-	NM
Deferred financing fees	173	-	NM
Property, plant, and equipment	251,973	231,205	9%
Exploration and evaluation assets	115,179	67,904	70%
Total assets	631,733	400,107	58%
Total current liabilities	120,050	53,116	126%
Lease liabilities	1,009	1,121	(10)%
Long-term debt	83,606	95,517	(12)%
Asset retirement obligations	3,244	2,872	13%
Deferred tax liabilities	-	1,000	NM
Total liabilities	207,909	153,626	35%
Total equity	423,824	246,481	72%
Total liabilities and equity	631,733	400,107	58%
*NM: Not Meaningful
Assets
The change in the Corporation’s cash and cash equivalent balance on December 31, 2025, compared to the amount held on
December 31, 2024, is detailed in the section Liquidity and Capital Resources.
In 2025, the increase in trade and other receivables of $31,984 compared to December 31, 2024, was due to the significant increase in the silver price  at the end of the period for silver sold for which cash had not yet been received. The cash was received at the beginning of Q1-2026.
The increase in sales tax receivable of $12,885 in 2025 compared to December 31, 2024, reflects the fact that the overall operations have increased due to the ramp-up of production.
The increase in inventory of $7,206 in 2025 was due to an increase in mining supplies from the ramp-up of production and a decrease in ore stockpile as the Corporation is now in commercial production.
The decrease of $3,415 in income tax receivable reflects tax installments paid in 2024 that exceeded the amounts due and were recorded as receivables, which were subsequently applied in 2025.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202532
The change in non-current assets balance on December 31, 2025, compared to the amount held on December 31, 2024, is detailed in the Liquidity and Capital Resources section.
Liabilities and Equity
The current liabilities increased by 126% between December 31, 2025 and December 31, 2024, mainly related to an increase of
$18,056 in accounts payable and accrued liabilities due to the royalties payable from higher revenues generated during the year. In addition, there was an increase in long-term debt mainly due to a drawdown of $15,000 from a loan with EBRD for the
Boumadine project ($28,571 is shown as current portion of the long-term debt as it is due in 2026), and tax payable increased by $19,898 over the last year due to higher taxable income in Morocco for 2025.
The change in total equity can be primarily attributed to the equity financing conducted on June 18, 2025, which involved the issuance of 10,767,795 shares, at a price of C$13.35. Additionally, there was an impact of $16,047 related to share-based compensation, alongside a net income of $46,280, predominantly derived from an increase in operating income. Moreover, a currency translation adjustment amounting to $14,605 was recognized during the year ended on December 31, 2025 as primarily, the Canadian dollar experienced an appreciation relative to the US dollar during the year 2025. The increase in equity is offset by share issuance costs totaling $4,827 (net of tax of $675) which are associated with the June 18, 2025 equity financing.
Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at December 31, 2025, managed capital is $525,828 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	As at December 31, 2025	As at December 31, 2024
Long-term debt (including current portion)	112,177	95,517
Total equity before non-controlling interests	413,651	246,476
	525,828	341,993
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202533
Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at December 31, 2025:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	69,407	-	-	-	69,407
Long-term debt	28,571	72,143	14,286	-	115,000
Interest on long-term debt**	7,570	7,515	63	-	15,148
Balance of purchase price payable	1,643	-	-	-	1,643
Lease liabilities	427	594	403	143	1,567
Asset retirement obligations	-	-	-	3,361	3,361
	107,618	80,252	14,752	3,504	206,126
* Includes interest on long-term debt of $4,531 payable on January 19, 2026.
** The interest on the $100,000 long-term debt with EBRD has been calculated using the SOFR+5% (9.15%) rate as at December 31, 2025 for the $92,000 EBRD Tranche and at 1% for the Climate Investment Funds tranche of $8,000. The interest on the additional 15,000 long-term debt with EBRD has been calculated using the same rate which is SOFR+5% (9.15%) rate as at December 31, 2025.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $2,216 and $6,019 for three and twelve-month periods ended December 31, 2025 respectively ($280 and $1,170 for the three and twelve-month periods ended December 31,
2024 respectively);
•3.0% royalty to ONHYM on revenue from the Boumadine property or $66 and $66 for three and twelve-month periods ended December 31, 2025 respectively ($nil in 2024); and
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
Contingent Liability
On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF"), the contractor for the mine expansion. The amount received has been applied against
Mining assets in production. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds in several jurisdictions in Spain. To that end, DF filed a procedure seeking to overturn the judgment allowing the payment of security to Aya. The appeal procedure and Aya's response to the appeal have been filed. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025.
Furthermore, in relation to the termination of the Engineering, Procurement and Construction ("EPC") agreement  with DF, they are seeking damages in the approximate amount of $5,500 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Corporation is seeking a counterclaim for damages exceeding the claim by DF.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received, in the course of the appeal procedures in Spain, as well as the subsequent claim seeking damages. Accordingly, no provision has been recognized in the consolidated financial statements as at December 31, 2025. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202534
Non-GAAP Measures

The Corporation has included certain non-GAAP financial measures and non-GAAP ratios in this MD&A, including “Cash costs per silver equivalent ounce sold" (“AgEq ounce”), “Adjusted cash cost per silver equivalent ounce sold" (“AgEq ounce”),
“Production cost per tonne”, and “Available liquidity”, to supplement its consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.
The Corporation believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Corporation’s underlying operating performance and liquidity. Cash cost per silver equivalent ounce sold and Production cost per tonne are widely used in the mining industry as performance benchmarks.
However, our non-GAAP measures  do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting year. AgEq ounces allow the Corporation to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal. Silver equivalent ounces sold has been introduced in fiscal 2025 due to pyrite concentrate sales at Boumadine.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold and Production Cost per Tonne
Cash costs per AgEq ounce sold, Adjusted cash cost per AgEq ounce sold and production cost per tonne are non-GAAP measures used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
These metrics are widely reported in the mining industry as benchmarks for cost performance. Management and investors use them to assess the Corporation’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Corporation’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council
(“WGC”).
Cash Costs per AgEq Ounce Sold and Adjusted Cash Cost per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income (IFRS measure):
•Excluding non-cash items of share-based compensation expense, depreciation and depletion and inventory write-down included in cost of sales as these items do not reflect current year cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the year and are used by management to evaluate the Corporation’s operating efficiency and cost performance.
Adjusted cash cost per AqEq reflects cash cost per AqEq further adjusted to exclude ramp-up costs as explained below the table.
23 As per note 16 of the FS for the total cost of sales.
24 As per note 15 of the FS for treatment, smelting and refining costs reported as net of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202535

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
Zgounder Silver Mine – Morocco	2025	2024	2025	2024
Cost of sales ("COS")[23]	32,340	11,084	118,569	33,735
Share-based compensation	(439)	(580)	(1,275)	(580)
Depreciation and depletion	(6,784)	(1,953)	(20,347)	(3,246)
Inventory write-down	(62)	(294)	(197)	(294)
Treatment, smelting and refining costs[24]	259	718	1,254	2,992
Operating cash costs (A)	25,314	8,975	98,004	32,607
Total silver sales (oz) (B)	1,234,551	337,733	4,801,876	1,501,927
Cash cost per silver ounce sold (A/B)	20.50	26.57	20.41	21.71
Additional COS due to ramp-up (C)	-	(1,710)	-	(3,137)
Adjusted operating cash costs (A+C)	25,314	7,265	98,004	29,470
Adjusted cash cost per silver ounce sold (A+C)/(B)	20.50	21.51	20.41	19.62

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
Boumadine Pyrite Stockpile Project – Morocco	2025	2024	2025	2024
Cost of sales[23]	366	-	366	-
Operating cash costs (D)	366	-	366	-
Total silver equivalent sales (oz of AgEq) (E)	55,471	-	55,471	-
Cash cost per AgEq ounce sold (D/E)	6.59	-	6.59	-

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
Combined projects – Morocco	2025	2024	2025	2024
Cost of sales[23]	32,706	11,084	118,935	33,735
Share-based compensation	(439)	(580)	(1,275)	(580)
Depreciation and depletion	(6,784)	(1,953)	(20,347)	(3,246)
Inventory write-down	(62)	(294)	(197)	(294)
Treatment, smelting and refining costs[24]	259	718	1,254	2,992
Operating cash costs (F)	25,680	8,975	98,370	32,607
Total silver equivalent sales (oz of AgEq) (G)	1,290,022	337,733	4,857,347	1,501,927
Cash cost per AgEq ounce sold (F/G)	19.91	26.57	20.25	21.71
Additional COS due to ramp-up (H)	-	(1,710)	-	(3,137)
Adjusted operating cash costs (F+H)	25,680	7,265	98,370	29,470
Adjusted cash cost per AgEq ounce sold (F+H)/(G)	19.91	21.51	20.25	19.62
In H2-2024 additional operational costs for expansion preparations, mine ramp-up, health and safety activities, hiring of new staff, training and the two-month delay in the expansion of the Zgounder Mine. Underground mining costs also increased in the quarter as we used our mining contractor to increase the rate of stope development and catch up on bolting and screening. In aggregate these additional costs totaled approximately $3.1 million for the year ($1.7 million for Q4-2024). The additional costs represented $5.06 per oz sold in Q4-2024 and $2.09 per oz sold for fiscal 2024. Excluding these costs, the adjusted cash cost per silver ounce sold is $21.51 in Q4-2024 and $19.62 for fiscal 2024.
25 As per note 16 of the FS for the total cost of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202536
Production Cost per Tonne
Production cost per tonne is calculated by:
•Starting with cost of sales (IFRS measure), less cost of sales of Boumadine since no ore mined; and
•Dividing total production costs by the total tonnes mined during the period.
Production cost per tonne is used by management to assess processing efficiency, cost control relative to throughput levels, and overall operational performance.

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
	2025	2024	2025	2024
Cost of sales ("COS")[25]	32,706	11,084	118,935	33,735
Less: COS Boumadine	366	—	366	—
COS Zgounder	32,340	11,084	118,569	33,735
Ore mined (tonnes)	385,216	102,485	1,036,570	444,375
Production Cost per Tonne	84	108	114	76
Available Liquidity
Available liquidity is a new non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at December 31, 2025	As at December 31, 2024
Cash	136,322	30,944
Undrawn amount under long-term debt	10,000	-
Available liquidity	146,322	30,944
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202537
Risks and Uncertainties

The business of the Corporation is subject to a number of risks and uncertainties that are largely outside its control and may significantly impact its financial and operational performance, as well as the valuation of its common shares ("Share" or
"Shares"). Current holders and prospective investors in the securities of the Corporation should carefully consider all information contained or incorporated by reference in this MD&A and, in particular, the following risk factors. If any of the risks described below occur, or if any other risks not currently anticipated or fully appreciated arise, the business and prospects of
Aya could be materially adversely affected, which could have a material adverse effect on Aya’s financial condition, results of operations and the trading price of its common shares.
Operational Risk Factors
Uncertainty in the Calculation of Mineral Reserves, Resources and Recovery
The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral
Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are mined, extracted, and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and
Mineral Resources may vary depending on, among other things, applicable metal prices. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold, silver, lead and zinc prices and price assumptions used in those estimates, the current understanding of the geological genesis of the area which underlies our models and, the cost of recovering and processing minerals at the individual mine sites. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Corporation’s mineral properties and may have a material adverse effect on the Corporation's operational results and financial condition. Mineral Resources on the Corporation’s properties have been calculated based on economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Corporation’s Mineral Resources. In addition, there can be no assurance that gold, silver, lead or zinc recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.
Risks Inherent to Mining
The Corporation is engaged in the business of operating, exploring, developing, and acquiring mineral properties in the hope of locating or expanding on economic mineral deposits. Except for the Zgounder Silver Mine, all of the Corporation's property interests are at the exploration stage and are without a known mineral reserve. Accordingly, there is little likelihood that the
Corporation will realize any profits in the short to medium term from these properties. Any profitability in the future from the
Corporation’s business will be dependent upon locating economic mineral deposits. There can be no assurance, even if an economic mineral deposit is located, that it can be commercially mined.
Inaccuracies in Production, Cost Estimates and Cash Flow
From time to time, the Corporation prepares estimates of future production and future production costs for operations. No assurance can be given that production and cost estimates, including the forecasts set forth in our yearly guidance reports, will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of
Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability;
labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Corporation’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short‐term operating factors relating to the
Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202538
metal recoveries (including gold, lead and zinc) in small-scale laboratory tests will be duplicated in larger scale tests under on‐
site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Access to Water
Access to water constitutes a critical consideration for mining activities. Sufficient and constant water access are necessary for Aya’s operations, including for drilling, exploration, subsistence, processing ore, dust suppression, and other essential activities. Aya’s operations are located in Morocco, in a region which is prone to periodic droughts due to its arid climate, with limited rainfall and high evaporation rates. Droughts in Morocco can result from various factors, including irregular precipitation patterns, climate change, and unsustainable water management practices. Water scarcity risks can arise when the Corporation’s operations demand more water than the available supply during a specific period, whether caused by drought or inability to rely on efficient water infrastructure and technology. Water scarcity risks may be heightened by competition for water resources among companies, agriculture and communities surrounding Aya’s operations. Said risks include increased delays and costs for obtaining and using water for mining operations and unforeseen expenses related to water extraction, storage, treatment, transportation and disposal. The Corporation could be forced, for example, to construct reservoirs, pipelines, drill groundwater wells or find alternative water resources than it currently uses. In addition, governments in Morocco could, without notice to the Corporation, adopt new laws or regulations governing the access, storage, use, disposal and distribution of water and its quality. Any shortages or restrictions on water availability and compliance with new water-related laws or regulations could significantly increase operational complexity and costs and force Aya to reduce production, suspend operations temporarily, or seek alternative water sources, leading to delays and additional expenses. In case of prolonged limitations in access to water, the Corporation may be unable to continue its operations or to do so in a profitable manner. The occurrence of any of the aforementioned risks could have material adverse effects on our business, financial condition and results of operations.
Floods
Heavy seasonal rains and flash floods pose a risk to the Corporation's operations in Morocco. The Corporation's Zgounder
Silver Mine and Boumadine Project are susceptible to experiencing sudden and intense rainfall, leading to the overflow of rivers and watercourses. This can result in the flooding of exploration and mining sites, damage to equipment, and contamination of mined materials in addition to blocking roads and preventing transportation to or from the work sites, and may render access roads unstable or unsafe for use, increasing the risk of vehicle accidents, personal injury or loss of life.
Excessive rainfall may also result in significant accumulation of water at the Corporation’s project sites, which must be discharged by the Corporation, in accordance with applicable permits and environmental requirements. As a result, the
Corporation may be required to accelerate the construction, expansion or reinforcement of tailings and other residues management infrastructure, including storage, containment and water treatment facilities. Any such acceleration may result in increased capital expenditures, operational costs, permitting requirements, construction risks and potential delays.
In addition, excessive water inflows may disrupt the planned water balance for tailings storage facilities and other residues management systems. An inability to effectively manage site-wide water balance could affect the stability, capacity and performance of tailings facilities, increase the risk of overtopping or uncontrolled discharges, require curtailment or suspension of operations, and expose the Corporation to environmental liabilities, regulatory action, fines, remediation obligations and reputational harm.
Furthermore, flooding can cause delays in production, increase safety hazards for workers, and lead to costly repairs or operational shutdowns. Additionally, improper drainage systems or lack of flood mitigation measures in remote mining areas can exacerbate the risks, leading to long-term environmental damage and regulatory non-compliance.
Reliance on Contractors
Aya retains the services of contractors for exploration, engineering, development and construction projects as well as mining operations.  For instance,  we currently outsource our open-pit operations at the Zgounder Silver Mine and all of our drilling programs to contractors. While the Corporation is diligent in retaining reputable and competent contractors, we remain subjected to a number of risks related to the reliance on such contractors, including but not limited to, contract risk, execution risk, dispute and litigation risk, regulatory risk and labor risk, which could result in additional costs and liabilities. The
Corporation is currently involved in litigation with contractors retained in connection with the Zgounder Expansion (see Legal
Proceedings and Regulatory Actions), which illustrates the potential for disputes, cost overruns, delays and performance deficiencies in respect of contractor-led work. There can be no assurance that such litigation will be resolved on favorable terms, or that any damages awarded would be sufficient to fully compensate the Corporation for losses incurred.  Should our
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202539
open-pit contractors fail to perform according to the terms of the agreements negotiated, fail to conform to expected quality, safety and environmental standards, act contrarily to applicable laws and regulations, not maintain proper licenses and approvals, or experience business disruptions or shortages in properly trained staff, fail to complete work within projected timelines or approved budgets, or otherwise default under their contractual obligations,  our operations could be suspended, delayed or be entirely stopped, which may materially impact our operations as a whole. In such circumstances, the Corporation may not be adequately compensated for breach of contract, defective work, delays or other damages, including where contractor financial capacity, insurance coverage or enforceability limitations restrict recovery.
Should this happen, we may not be able to engage replacement contractors on similar terms or at all in a timely manner.
Additionally, we may become engaged in disputes with our contractors, which could lead to additional expenses, distractions and potential loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations. Moreover, any failure by contractors to meet any of our quality, safety and environmental standards may result in liabilities to us and could also affect our compliance with government rules and regulations relating to exploration, mining and workers’ safety.
Indebtedness
In connection with the financing of the Zgounder Expansion and Boumadine development, the Corporation and its subsidiaries entered into various agreements with the EBRD. These agreements require us to comply with various provisions that may limit or inhibit our ability to pursue strategies and projects. Such provisions include but are not limited to obligation to maintain certain financial ratios as well as prohibitions or limitations on: the disposition of assets, the completion of mergers or acquisitions, transactions involving any change in control, specific investments, engaging in new business activities, incurring additional indebtedness, encumbering assets, paying dividends or making other distributions to shareholders and, engaging in transactions with our affiliates. These agreements include specific undertakings requiring the Corporation to upgrade and operate its tailings storage and related infrastructure in compliance with applicable standards, including alignment with the
Global Industry Standard on Tailings Management (GISTM) and other internationally recognized best practices. The
Corporation’s tailings facilities are brownfield in nature and certain infrastructure is aged or was not originally designed to current standards. As a result, significant engineering studies, redesign, reinforcement and construction activities are required.
There can be no assurance that such upgrades can be designed, permitted, financed and implemented within the timelines prescribed under the agreements. Although the Corporation has sought extensions and is engaging with its lenders in respect of implementation timelines, there is no assurance that such extensions will be granted or that the required works can be completed within any extended timeframe. Deficiencies in historical engineering, data gaps, evolving regulatory expectations and site-specific constraints may further delay or complicate compliance efforts.
If we default under the agreements, including but not limited to failing to meet tailing-related undertakings, and such event of default is not cured or waived, the lenders could terminate their commitments under the debt instruments and cause all amounts outstanding with respect to the debt to become due and payable immediately, which could also potentially cause the acceleration of indebtedness under other agreements of the Corporation that contain cross default or cross-acceleration provisions. If the indebtedness under the Agreements is accelerated and the Corporation is not able to repay or borrow sufficient funds to refinance its indebtedness, the lenders under the Agreements could proceed to enforce the collateral interests granted to them to secure that indebtedness, which could result in the loss of all of our assets including, but not limited to, mining permits, cash and accounts receivable. Should this occur, we may lose control over our business and/or be forced into a reorganization or liquidation of our assets and/or, bankruptcy, which could have a material adverse effect on our business, financial condition, and results of operations.
We may also incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as restrictive or more restrictive than those to which we are presently subject under the Agreements summarized above and any default under such debt instruments could entail similar consequences.
Our ability to make our scheduled payments and to meet our other obligations under our existing and future debt instruments depends on our financial condition and operational performance, as well as to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow or that future borrowings will be available to us in amounts sufficient to enable us to pay all principal and interest on our debt and to meet other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition, and results of operations.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202540
Boumadine project
The majority of the gold and silver found at the Boumadine project is in the mineralized rock associated with pyrite and is considered to be encapsulated within the pyrite crystal structures or in small inclusions. As a result, the extraction of silver and gold is refractory to conventional leaching methods and that leaching extraction would need to follow a high degree of pyrite oxidation. The Au/Ag ratio for Boumadine is significantly lower than what is typically found in current operating projects. The economic viability of the Boumadine Project depends on the Corporation's ability to sell the produced quantities of precious metal bearing pyrite at a economically viable price. The mineral resource estimate related to the project may prove to be materially inaccurate or otherwise negatively or positively affected as the metallurgical testwork and future engineering continue to progress.
What is more, the Boumadine Project requires the timely availability of qualified contractors, subcontractors, construction labour, equipment and materials to complete planned infrastructure. The ability to secure such resources on commercially reasonable terms is critical to maintaining project schedules and budgets.
Morocco has been selected, together with Spain and Portugal, to host the 2030 FIFA World Cup. In anticipation of this event, significant public and private investment is expected in national and regional infrastructure, including transportation networks, stadiums, hospitality facilities and related works. Increased construction activity associated with these and other economic development initiatives may heighten demand for experienced contractors, skilled labour, construction equipment and materials within Morocco. As a result, the Corporation may experience increased competition for reputable and qualified contractors and subcontractors, which could limit availability, extend procurement timelines, or require the Corporation to engage contractors at higher cost. In addition, heightened demand may contribute to inflationary pressures on labour rates, equipment rental, fuel, raw materials and other construction inputs. Any such constraints or cost increases could adversely affect the Corporation’s capital expenditure estimates, project economics, construction schedules and overall financial condition.
There can be no assurance that the Corporation will be able to secure the necessary construction resources on acceptable terms, or at all. Delays in contractor mobilization, reduced contractor performance resulting from overextension, or disputes arising from resource constraints may further impact the timely completion and cost of the Boumadine Project. Any of the foregoing factors could have a material adverse effect on the Corporation’s business, results of operations and financial position.
Uninsured Risks
The Corporation’s business is subject to several risks and hazards, including environmental conditions, changes in regulatory environment, political and foreign country uncertainties, industrial accidents, labour disputes, cyber incidents unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses, and legal liability. The insurance coverage of the Corporation does not cover all potential risks because of customary exclusions, limitations in availability or, in the Corporation’s opinion, disproportionate cost in relation to insurable risks. In particular, the Corporation does not subscribe to cyber risk insurance, including losses arising from cybersecurity incidents or information technology system failures.There can be no assurance that the current coverage will remain available to the Corporation, that it will be fully renewed by the Corporation or that, in the event an insured risk materializes, the coverage will be sufficient or that the insurers involved will be able to fulfill their obligations. The occurrence of an uninsured or underinsured loss, including a cyber-related incident, could have a material adverse effect on the Corporation’s business, results of operations and financial condition.
Additional Funding Requirements
The continuation of our exploration and development activities, including in particular the construction of the Boumadine
Project, relies on cash flow from our operations and external financing and will require additional capital. In addition, any future decision to expand our exploration programs or operations and/or to acquire assets may require additional capital.
Accordingly, to sustain its current activities, to execute its business projects and strategy and to discharge its unanticipated liabilities, the Corporation depends on its ability to generate operating cash flow from its operating mine and to obtain external financing through debt financing, equity financing, the joint venturing of projects or other means. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation’s projects and there can be no guarantee that the Corporation will be successful in securing financing for these purposes in a timely manner, on favorable terms, or at all. Any disruption and volatility in the global capital markets,  could increase the Corporation’s cost of capital and adversely affect its ability to obtain financing. Should the Corporation raise funds by issuing additional equity securities, such financing may substantially dilute the interests of the current shareholders in the Corporation and reduce the value of their investment in the Corporation’s securities.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202541
Integration of Future Acquisitions in Current Operations
The Corporation may make future acquisitions. If the Corporation does make acquisitions, any positive effect on the
Corporation’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment. Acquiring additional businesses or properties could place pressure on the Corporation’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution. The integration of the Corporation’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the
Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-
term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Shares. In addition, the acquisition of mineral properties may subject the
Corporation to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the
Corporation. There can be no assurance that any future acquisitions will be successfully integrated into the Corporation’s existing operations.
Compliance with Evolving Legal Requirements
Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.
Changes in these regulations or in their application are beyond the control of the Corporation and could adversely affect its operations, business and results of operations. Government approvals, licenses and permits are currently, and may in the future be, required in connection with the Corporation’s mining exploration and development projects. There can be no assurance that any of the obligations required to maintain or obtain each approval, license or permit will be met. To the extent such approvals are required and not obtained, the Corporation may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations and may be restricted or prohibited from proceeding with planned exploration or development activities. In addition, the grant of required licenses and permits may be delayed for reasons outside the Corporation’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Corporation does obtain, may adversely affect the
Corporation as it would be unable to legally conduct its intended exploration, development or production.
In addition, as its Shares are publicly traded, the Corporation must adhere to rules and policies set forth by various Canadian and international governmental and self-regulatory bodies, such as the Canadian Securities Administrators and the Toronto
Stock Exchange, which are constantly changing and expanding in complexity.
Compliance with applicable laws, regulations, permitting requirements, rules and policies requires Aya to incur administrative and legal expenses which are generally increasing and may divert management’s focus from revenue-generating endeavors to regulatory compliance tasks.
Failure to comply with applicable laws, regulations, permitting requirements, rules or policies may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to be paused or cease, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.
Community Relations
Aya’s relationships with communities located near the sites where it conducts its exploration, development and operation activities as well as with other stakeholders are important to the success of its operations. The Corporation has developed longstanding relationships with local communities surrounding the Zgounder Silver Mine and stakeholders over time, which contributes to a certain operational stability at that site. However, there can be no assurance that such social acceptability will continue uninterrupted. In contrast, the Corporation's Boumadine Project is located in an area where the Corporation has not yet established comparable relationships with local communities, authorities and other stakeholders. As a result, the level of social acceptability for the development and operation of this new project is uncertain. The realization of the project, including the construction of infrastructure, roads and facilities, land access, and the use of water and other natural resources, may give rise to concerns among local communities and other stakeholders. There can be no assurance that the Corporation will be able to obtain or maintain the necessary social license to operate for this new project on acceptable timelines or at all.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202542
There are some groups located in Morocco,  who have shown, in the past from time to time, opposition to the mining activities of the Corporation, including with regards to the use of limited water resources by the Corporation. Such opposition from local groups may also affect the activities of the Corporation in the future. In addition, there is an increased level of concern from the public in general with regards to the social and environmental impacts of mining activities. Non-governmental organizations and civil society groups often critique the extractive industries generally. Any legal challenges, work stoppages and adverse publicity generated by them or local groups could have a material adverse impact on the Corporation, particularly on its ability to secure new permits, advance development activities related to the Boumadine Project, continue its operations, the laws governing its activities and its reputation.
Such impacts may lead to increased project delays, increased costs, decreased investor confidence and could adversely affect the Corporation’s operational results, financial position and cash flow. While the Corporation is committed to operating in a socially responsible manner, there is no assurance that its efforts will be successful in establishing or maintaining social acceptability  for its current and new projects or in fully mitigating these risks.
Health and safety
Mining exploration and operational activities inherently carry safety risks, including but not limited to surface or geotechnical incidents, underground fires, underground rockfalls, blasting accidents, vehicle collisions, unsafe road conditions, falls from heights and contact with energized sources. In addition, mining operations activities can lead to mental and physical diseases related to, among other things, dust and chemical exposure, work in underground, confined spaces and hot environments, exposure to noise, ergonomic injuries and prolonged periods of strenuous work and isolation. The Corporation maintains an unwavering commitment to the health and safety of its employees and contractors on site and within its offices. Under this commitment, the Corporation invests heavily in employee training and continuous education as well as on-site precautionary measures and procedures. Notwithstanding ongoing efforts, the aforementioned risks may arise and cause injury, fatality, as well as legal action and regulatory measures taken against the Corporation. In the past, the Corporation has had accidents leading to loss time, injury and, in a single case, death. Any such event could damage the Corporation's reputation and hinder its ability to continue its operations and achieve its goals.
Environmental Matters
The Corporation’s operations are subject to environmental regulations, which can make operations expensive or prohibit them altogether.
The Corporation may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, other environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the property.
The Zgounder Silver Mine is a historical mining operation that was originally developed and constructed in accordance with the standards and regulatory requirements applicable at the time of its development, which may differ from current environmental standards and industry best practices. As a result, the environmental footprint at the Zgounder Silver Mine may be greater than that of a more recently constructed mining operation built to modern design, engineering and environmental management standards.
Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.
To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Corporation.
Geopolitics, Restrictions on Repatriation of Earning and Changes in Tax Regimes
The government of Morocco, where the Corporation’s projects are currently located, support the development of their natural resources by foreign companies, but there is no assurance that, in the future, the government will not adopt new or different policies, laws, regulations or interpretations thereof respecting foreign ownership of mineral resources, taxation, currency controls, environmental protection, labour relations, community rights, repatriation of income or return of capital, restrictions on production, price controls, capital controls, export controls, local refining of silver or gold, restrictions of earnings, expropriation of property, foreign investment, maintenance of claims, water use and mine safety.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202543
Political and social instability and changes in policies, laws, regulations or interpretations thereof in Morocco are beyond the
Corporation’s control and, may result in the restriction or halting of the Corporation’s operations, limitations on the possibility of it engaging international consultants and personnel and, the curtailment of physical access to it projects. The possibility that a government in Morocco may adopt new or substantially different laws, regulations, policies or interpretations thereof, might extend to the renegotiation or nullification of existing agreements and permits or to the expropriation of assets, cannot be ruled out. The materialization of such risks could have material adverse effects on our business, results of operations and financial condition.
Substantially all the Corporation’s assets are held in its Moroccan subsidiaries though which it conducts its operations. As such, any new restrictions on the repatriation of earnings from our subsidiaries could impact on our ability to receive cash from our operations, which could have a material adverse effect on our financial condition.
Tax regimes and applicable tax rates in Morocco may change without notice. Moreover, the Corporation’s interpretation of tax laws and regulations, as applied to its transactions and activities, may not coincide with that of the authorities in Morocco and may be disputed. Consequently, the taxation applicable to transactions and operations involving the Corporation’s subsidiaries may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and interest and could impact the Corporation’s cash flow forecasts, all-in sustaining costs and operating costs, and ultimately have a material adverse effect on our financial condition.
Cross-Border Regulatory Risks
Given Aya's operations in Morocco, changes in cross-border regulations, including international trade policies, export restrictions, and jurisdiction-specific mining laws, could disrupt its operations and supply chain. Unforeseen regulatory requirements or delays in obtaining permits in foreign jurisdictions may negatively impact the Corporation's ability to meet its strategic objectives.
Particularly, the current United States administration has demonstrated a willingness to rapidly and unilaterally alter trade policy, including the imposition, increase, reduction, or removal of tariffs, sometimes at extreme levels and with limited advance notice. This highly dynamic and often unpredictable approach to trade regulation has created significant uncertainty for global markets, which could affect Aya’s business. Changes to these and other tariffs adversely affect the Corporation’s business planning and may lead to increased costs for raw materials, components and equipment, and could impact existing operations and material growth projects.
Foreign Subsidiaries
A significant portion of Aya’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Aya’s ability to fund its operations and projects efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Aya’s valuation and price of its Shares.
Uncertainty of Titles
The acquisition of title to mineral properties is a very precise and time-consuming process. Although the Corporation has obtained title opinions with respect to its key properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there can be no guarantee that the title to any of its properties will not be challenged or that they are not subject to unregistered liens, agreements, transfers or claims, including land claims to the lands immediately adjacent to the Corporation’s leased lands, and title may be affected by, among other things, undetected defects. Third parties may, unbeknownst to the Corporation, have valid claims to underlying portions of the Corporation’s interests. In addition, the Corporation may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.
Conflicts of Interests
Certain directors and officers of the Corporation may also serve as directors and/or officers of other public and private companies and devote a portion of their time managing other business interests. Furthermore, certain directors and officers of the Corporation may also serve as directors of other companies involved in mineral exploration and development.
Consequently, the possibility of conflict of interest exists at several levels.
To the extent that such other companies may participate in ventures in which the Corporation is also participating, or participate in business transactions with the Corporation, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Corporation’s participation. Canadian law requires the directors and officers of the Corporation to act honestly, in good faith, and in the best interests of the Corporation and its shareholders. However, in conflict-of-interest situations, our directors and officers may owe the same duty to another
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202544
Corporation and will need to balance the competing obligations and liabilities of their actions or declare and refrain from voting on any matters in which such directors have a conflict of interest.
Availability of Workforce and Labour Relations
The Corporation is dependent on its ability to attract and retain employees and contractors at all levels with appropriate technical, business and management skills and operating experience necessary to execute its exploration, development and exploitation activities. The Corporation competes with mining companies on a global basis to attract and retain skilled labor.
The remote locations at which its employees and contractors are called to work poses an additional challenge in terms of recruitment and retention. The employment of foreign workers in Morocco can be difficult due to the necessary work visas and permits the government requires. Inadequate access to an available skilled workforce could compromise many aspects of the projects’ feasibility, viability and/or profitability, including, but not limited to, the construction and production schedules, capital and operating results.
While the Corporation is not currently party to any collective bargaining agreements and there are presently no labour unions or syndicates representing its workforce, there can be no assurance that employees will not seek union representation or that labour syndicates will not be established in the future. The formation of labour unions or employee representative bodies could result in collective bargaining processes, work stoppages, strikes, slowdowns or other labour disruptions. Such developments could lead to increased labour costs, changes to working conditions, limitations on operational flexibility, or delays in project development and operations.
The loss of current employees and contractors due to failure in maintaining satisfactory labour relations could also adversely affect its business and operations. To this effect, the Corporation offers competitive remuneration and benefits and also implemented regular training sessions to improve general and specific skills of its workforce. As part of its succession planning, the Corporation also identified a limited number of high potential employees whose development aims at making them key managers within a short to medium term.
Infrastructure
Mining operations, as well as development and exploration activities, rely on adequate infrastructure such as reliable roads, power sources, water supply and telecommunications equipment, which all significantly impact both capital and operating costs. Any shortage of infrastructure elements or delay in their availability, weather caused by natural phenomena, lack of maintenance, human interference or other reasons, could delay or stop exploitation and/or development of or projects and negatively affect the Corporation’s business, operational results and financial condition. By way of example, significant or prolonged rainfall may disrupt transportation infrastructure, including rail lines used to transport production and, cause interruptions in export activities at ports. Such disruptions could delay shipments to customers, increase logistics and storage costs, affect revenue recognition timing, and potentially result in contractual penalties or loss of customers. Persistent or severe shortages or delay in availability could also potentially lead to the alteration or abandonment of the Corporation’s exploration and development plans.
Dependence on a Single Mine
Any event affecting negatively the Zgounder Silver Mine could have a material adverse effect on the Corporation’s business, financial performance and operation results. The Corporation is actively working on the realization of the Boumadine Project, seeking new projects and exploring its other mineral properties with the aim of developing additional producing assets. Until it succeeds in doing so, for which there can be no assurance, the Corporation will remain dependent on its operations at the
Zgounder Silver Mine for most of its cash flow.
Tailings Facilities and Dams
The waste rock, tailings and wastewater generated by our mining activities are kept in storage facilities and dams, at our sites.
Any failure or breach of these facilities or dams on our sites could result in extensive environmental and property damages and, personal injury or death. Poor design or inadequate maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. Some upstream dams at the Zgounder Silver Mine were constructed according to outdated norms and remain unsecured to this day – should such dams collapse, villages surrounding the site could be inundated and destroyed and residents could be injured or killed.
Unpredictable natural events, such as extreme weather, seismic events, or other incidents out of the corporation’s control could induce or contribute to failures in dams and tailings facilities. Should any of the aforementioned risks materialize, the corporation’s operations could be delayed or stopped and the financial condition and reputation of the corporation could also be materially and adversely affected. In such event, the corporation could face enforcement actions, obligations to remediate environmental contamination, personal injury claims, securities litigation and other consequences including but not limited to fines and penalties and third-party claims, the suspension or revocation of its exploration and exploitation permits. What is more, any failure to comply with environmental, health and safety laws or regulations pertaining to tailings facilities and dams
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202545
may also result in injunctions and other consequences as those listed above. The costs associated with responsibilities and liabilities pertaining to tailings facilities and dams may be significant, higher than expected and result in a situation where it is no longer profitable to continue operations.
Reputation
Damage to the Corporation’s reputation can be the result of its actual or perceived actions or inactions and a variety of events and circumstances, and could result in negative publicity, whether or not true.The consequence of reputational risk is a negative impact to the Corporation’s public image, which may influence its ability to acquire future mining projects and retain or attract key employees. Reputational risk may arise under many situations including, among others, cyber-attacks, media crisis, public criticism by stakeholders, the publication of reports or allegations regarding the Corporation's business, management, operations or financial condition. In the past year, the Corporation was the subject of a short-seller report containing allegations about its business and operations, following which the Corporation’s share price declined significantly.
Although the Corporation believes that the allegations were unfounded and took steps to respond publicly and disclaim such allegations, there can be no assurance that similar reports or allegations will not be published in the future. The publication of any additional short-seller reports or other critical analyses, regardless of their accuracy or merit, could result in substantial volatility in the Corporation’s share price, reduced shareholder confidence, increased scrutiny from regulators, analysts and investors, and potential litigation. Such events may divert management’s time and resources, require additional legal, advisory and public relations costs, and adversely affect the Corporation’s access to capital markets.
Prior to acquiring a particular project, the Corporation mitigates reputational risk by performing due diligence, which includes a review of the mining project, the country, the scope of the project and local laws and culture. Once the decision to participate in a mining project has been taken, the Corporation continues to assess and mitigate reputational risk through regular Board and Board Committees reviews. However, there can be no assurance that these measures will be sufficient to prevent or effectively address reputational risks, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and share price.
Information Technology Systems and Cyber Security Threats
The Corporation’s operations depend, in part, on information technology systems and services as well as digital technologies
(collectively, “IT Systems”). The reliability and security of these IT Systems are critical for the secure processing, storage and transmission of information and data. Should the IT Systems’ functionality or security fail or be interrupted without the possibility of being restored quickly, the Corporation’s ability to operate its facilities and conduct its business could be materially compromised. A failure in IT Systems or a breach in its security features could be caused by incidents including but not limited to cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, as well as unauthorized access to information and data, vandalism, theft, cyber-attacks and cyber-crimes targeting the Corporation’s systems or those of third parties on which it relies. While the Corporation performs audits and maintains its IT Systems to mitigate risks of failures and has implemented a series of security measures in respect of its information and data, there is no assurance that it will be successful in preventing risks of failures and security breaches from materializing. The failure of IT Systems or any part thereof could cause disruptions or delays in operations, theft of funds, misappropriation of assets, and lead to the loss, destruction, inappropriate or unauthorized use of data and information, including personal data, confidential information or intellectual property of the Corporation, its employees, suppliers or customers. The occurrence of any of the foregoing could have a material adverse affect on the Corporation’s cash flows, earnings, results of operations, financial condition and reputation. The Corporation may incur additional time and expense in relation to the remediation of the failure or breach, the improvement the IT Systems subject to the failure or breach and the notification of victims and appropriate authorities further to the breach. The Corporation could be subject to legal proceedings in respect of the failure or breach, which could require unexpected legal expenditures, and which could ultimately lead to a finding of liability, including under laws relating the protection of personal information, and the imposition of damages/fines/penalties. (see also "Risk Factors - Uninsured Risks").
Public Health Threats
Any pandemic, epidemic, endemic or other public health threat, could negatively impact the global economy and result in abnormal levels of volatility in financial markets and in the prices and demand for commodities, including gold and silver. As a result of the COVID-19 pandemic, the Corporation encountered challenges in terms of mobilization of its staff to and from its sites, delayed shipments of materials and augmentation of costs for supplies and transportation. The extent to which the
Corporation may be operationally or financially adversely impacted by  any other pandemic, epidemic or public health threat in the future is highly uncertain and could be material, depending on a variety of factors including the locations, severity and spread of outbreaks, the actions taken by governments in the countries where the Corporation operates in response to any outbreaks and the degree of disruption of supply chains. Significant outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries and ultimately, Aya’s business, operation results and financial condition.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202546
Wars
The Corporation's business, financial condition, results of operations and prospects may be materially adversely affected by wars,  armed conflicts and geopolitical instability around the world. The current global security environment is characterized by an elevated and interconnected set of conflicts and tensions that pose risks to the Corporation both directly, through their potential impact on the Corporation's operations in Morocco, and indirectly, through their effects on global commodity markets, supply chains, capital markets and the broader macroeconomic environment. This risk intersects with, contributes to and may amplify many of the other risks discussed in this "Risk Factors" section.
Notably, a number of active and potential armed conflicts around the world pose material risks to the Corporation. The conflict in the Middle East, including hostilities involving Israel, Hamas, Iran and the United States, escalated significantly in late 2025 and early 2026, resulting in direct military strikes between Israel and Iran, retaliatory actions affecting United States assets in the region and threats to the Strait of Hormuz and global energy supply routes. The ongoing war in Ukraine continues to disrupt global energy and commodity markets, contribute to inflationary pressures and drive geopolitical realignment.
Tensions in the South China Sea and the broader strategic competition between the United States and China, including the use of export controls on critical minerals and rare earths as instruments of geopolitical leverage, are fragmenting global supply chains and reshaping trade flows for mining and metals products. These conflicts and tensions interact with one another and with broader trends of trade protectionism, sanctions and the weaponization of economic interdependence to create a complex and unpredictable risk environment. Wars and geopolitical instability have had, and may continue to have, a direct and significant impact on the market for the Corporation's principal products. Gold prices surged to record highs exceeding
US$5,000 per ounce in early 2026, driven in substantial part by safe-haven demand amid the escalation of conflict in the
Middle East, continued central bank purchasing to diversify reserves away from United States dollar-denominated assets and broader investor flight from risk assets. Silver prices have similarly reached unprecedented levels, supported by both safe-
haven buying and growing industrial demand. While elevated precious metals prices have benefited the Corporation's revenues and margins, these prices are inherently volatile and are sensitive to changes in geopolitical conditions. A de-escalation of conflicts, successful diplomatic resolutions or a reduction in perceived global risk could lead to a significant decline in gold and silver prices, which would adversely affect the Corporation's revenues, profitability and the economic viability of its mining operations.
Changes in Climate
Several governments have introduced or are moving to introduce climate legislation and treaties at the international, national, state/provincial and local levels.  Violations of environmental requirements or permits may result in fines, sanctions, orders to install pollution control equipment, or even suspension of operations. These regulations, often mandating standards for waste disposal, emissions, and land reclamation, can increase operational costs and complexity. Frequent amendments or new legislation may adversely affect the Corporation’s operations. , financial condition, or competitive position. The Corporation may face costly claims and lawsuits by authorities and third parties relating to environmental matters.
Heightened public awareness of climate change may generate more intense scrutiny of Aya’s activities. Even in the absence of formal mandates, stakeholders such as investors, customers, and local communities may expect the Corporation to demonstrate robust sustainability practices. Failure to meet expectations or negative publicity could harm the Corporation’s reputation, limit financing, or reduce marketability.
In addition, the physical risks of climate change may also have an adverse effect on the Corporation’s operations.  These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Corporation's operations to world markets.
•Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the
Corporation's mines and may require the Corporation to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•Continued desertification of the region around the Zgounder Silver Mine may cause a disruption in its water supply which may require additional costs to ensure sufficient water supply to support its operations.
•The Corporation’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  If the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Corporation’s operations may be reduced. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202547
Enforcement of Rights in Foreign Jurisdictions
Aya’s material subsidiaries, which directly own substantially all the Corporation’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Corporation’s operations are located outside of Canada. As such, in case of disputes arising from its operations, the Corporation may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Corporation may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that we may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations.
Anti-Corruption and Anti-Bribery
Aya conducts its business activities in some parts of the world where corruption, including bribery, is reportedly widespread.
As such, there is a risk that dishonest, illegal or unethical conduct be used to achieve personal gain or to benefit a particular group or individuals in the course of business and, that things of value in any form, including money, gifts or benefits, be offered, given or promised to governmental officials to influence their actions or decisions or, in order to gain retain a business advantage. While said conducts may be considered an acceptable part of business culture in some countries, they may be illegal under anti-corruption, anti-bribery, anti-money laundering, or export control regulations and related laws. All such conducts would be in clear contravention of the Corporation’s ACAB Policy and of its Code of Business Conduct and Ethics.
The ACAB Policy applies to the Corporation, any subsidiary over which the Corporation holds control, directors, officers and employees of the Corporation and persons that are authorized to interface with foreign officials for the Corporation as agents, representatives or independent contractors. The ACAB Policy provides that any failure to comply with its provisions constitutes grounds for termination or other disciplinary action. It also sets forth an obligation for the Corporation and its controlled subsidiaries to conduct periodic training for employees on the policy. The directors and officers of the Corporation and of its controlled subsidiaries, as well as managers and employees designated from time to time by the legal officer, must certify at the commencement of their engagement with the Corporation, and annually thereafter, that they have read the ACAB
Policy and have complied with its provisions. To further safeguard against the risks of corruption and unethical dealings, the
Corporation retained the services of an independent whistle-blower line, accessible to anyone who wishes to elevate their concerns, and available on an anonymous basis. Notwithstanding the preventative measures taken by the Corporation, should there be a violation of applicable local and/or extraterritorial anti-corruption, anti-bribery laws in the course of the Corporation’s business activities, civil and criminal fines, penalties and consequences could apply against the Corporation or its representatives, which could lead to material operational, financial and reputational damages.
Supply Chain Disruptions
Global supply chain disruptions, including prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Corporation could have adverse impacts on its operating costs and capital expenditures and delay its exploration, construction and production activities. These disruptions may be the result of macroeconomic matters outside of the Corporation’s control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics and international sanctions, including those imposed in the context of the invasion of Ukraine by
Russia, and geopolitical concerns, such as the conflicts in the Middle East, among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor.
Particularly, as a result of recent violent attacks on vessels in the Red Sea area, several carriers have diverted their commercial vessels from the Suez Canal, to sail around the Cape of Good Hope. This critical maritime route disruption has caused the expected delivery time of new equipment at the Corporation’s facilities in Morocco to be delayed. The duration of the disruption and the potential ripple effects thereof, including potential upward inflationary pressure on future shipping costs, are unknown and could result in further materialization of the aforementioned risks.
In addition, any disruption, blockage or heightened geopolitical tensions affecting the Strait of Hormuz could further constrain global shipping routes and energy markets, potentially forcing the Corporation to seek alternative suppliers or logistics solutions. While the duration and extent of such disruptions remain uncertain, they may exacerbate supply chain delays, increase input and transportation costs, and adversely impact the Corporation’s operations and capital projects.
Raw Materials Cost
Unexpected increases in raw material costs could significantly impair Aya’s profitability. Aya’s mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. If the petroleum products, price of steel or other input materials increase, Aya’s operational expenses will increase, which could have a significant negative impact on its profitability.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202548
Delays, Postponement and Incompletion of Projects
Exploration, development and construction projects in the mining industry are inherently risky, subject to many uncertainties and, capital intense. It is not unusual for legal, administrative, engineering and operational challenges to delay the advancement of such projects and require more capital than anticipated, especially in developing countries. Such challenges include acquiring all of the necessary mining and surface rights, project economics, inability to obtain sufficient funding, delays in obtaining environmental and construction authorizations and permits, as well as unforeseen difficulties encountered during the development process, including labour disputes. Any of these challenges among many others could cause delays in the achievement of targeted operational milestones and production targets pertaining to exploration and development projects of the Corporation, which could in turn affect its ability to raise sufficient funds for the advancement of projects, cause the
Corporation to choose to indefinitely postpone or abandon a project, cause the project expenditures, operation and financial outcomes to be inconsistent with the budget, plans and forecasts or, result in defaults, and accelerated repayment obligations under its current financing arrangements or restrictions on access to additional capital.  The materialization of any such risk could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Aya anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted or amended corporate governance requirements. The additional demands associated with being a public company may also disrupt regular operations of our business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm our business, financial condition and results of operations.
Activist Stakeholders
The Corporation’s relationships with stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. In recent years, publicly-traded companies in the mining industry have been increasingly subject to demands from non-governmental organizations (“NGOs”) and activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions (such as greenhouse gas emissions reduction commitments and adoption of responsible water use and management practices) or reorganizations. There is an increasing level of public concern relating to the perceived effect of mining and processing activities on the environment and on communities impacted by such activities. Activist shareholder activity could cause a disruption to the Corporation’s strategy, operations, and leadership, resulting in a material unfavourable impact on its operational and financial performance and longer-term value creation strategy.
Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the management and Board. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and impede the Corporation’s overall ability to advance its projects, obtain permits and licenses or continue its operations, which could have a material adverse impact on the Corporation’s business, results of operations and financial condition.
Highly Competitive Mining Industry
Significant and increasing competition exists for mineral acquisition opportunities throughout the world, particularly for opportunities in jurisdictions considered to be politically and economically stable. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or completing any such acquisitions on terms acceptable to the
Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully with its competitors in acquiring such properties and assets. The Corporation’s inability to acquire such interests could have an adverse impact on its financial condition. In addition, even if the Corporation does acquire such interests, the resulting business arrangements may not ultimately prove beneficial to its business.
Financial Risk Factors
Disclosure and description of the Corporation’s capital management, financial risk management and financial instruments, including the risks pertaining to credit, commodity prices, liquidity and currencies, are in notes 19, 20 and 21 of the FS.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202549
Moroccan Taxation and Exposure to Changes in the Fiscal Regime
The Corporation’s operations are primarily conducted through subsidiaries in Morocco, including ZMSM, the owner and operator of the Zgounder Mine. The taxation of corporations in Morocco is complex and may involve overlapping layers of taxation applied on different tax bases, with limited availability of offsets or credits between certain tax liabilities. The
Corporation is subject to various taxes in the normal course of business, including corporate income tax, social contributions, value added tax, mining extraction taxes (which may be calculated on production or revenue rather than profits), withholding taxes, customs duties and other governmental levies, all of which are administered by Moroccan authorities. The overall tax burden applicable to the Corporation may therefore be significant and may materially affect its cash flows, earnings, operating costs, cash costs and financial condition.
As at the date hereof, ZMSM is subject to corporate income tax in Morocco at an effective rate of approximately 31.25% for
2025 on its taxable income, together with an additional social solidarity contribution of approximately 5% on profits. Corporate income tax rates in Morocco have increased in recent years for large taxpayers, with the applicable rate rising from 20% in prior years to 31.25% for fiscal years beginning on or after January 1, 2025, and scheduled to further increase to 35% for fiscal years beginning on or after January 1, 2026. In addition, the social solidarity contribution, initially introduced in 2021 as a temporary measure, has been extended in recent years and is currently expected to remain in effect until 2028. While the social solidarity contribution was initially introduced as a temporary measure, it has been extended in recent years and may be reconducted beyond its current term. There can be no assurance that applicable tax rates will not increase over time, including through changes to corporate income tax rates or brackets, the introduction or extension of additional contributions, or modifications to the tax base applicable to mining companies.
Certain mining-related taxes, including mining extraction taxes, may be based on production or revenues rather than profitability and may therefore be payable irrespective of the Corporation’s operating margins, which could adversely affect cash costs and cash flows.
Moroccan tax laws, rates and administrative practices have undergone reforms in recent years and may continue to evolve.
Changes to corporate income tax, mining-related taxes, withholding taxes or value added tax rules, including those affecting the timing and recoverability of VAT receivables, could increase the Corporation’s tax burden or adversely affect its financial condition.
The application of Moroccan tax law to mining operations requires the Corporation to make judgments and interpretations in respect of various matters, including the deductibility and timing of expenditures, the treatment of capital expenditures, the computation of taxable income, transfer pricing, the application of withholding taxes to cross-border payments, and the interpretation of mining-specific fiscal provisions. There can be no assurance that the Corporation’s tax filing positions, interpretations or estimates will be accepted by the relevant tax authorities. Any reassessment, audit challenge, denial of deductions or refunds, or adverse interpretation of applicable law could result in additional taxes, duties, interest and penalties becoming payable.
Taxation in Multiple Jurisdictions
In the normal course of business, the Corporation is subject to assessment by taxation authorities in various jurisdictions.
Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Corporation and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Corporation’s business and operations and the business and operations of its subsidiaries is complex, and the Corporation has, historically, undertaken a number of significant financings, acquisitions and other material transactions.
In assessing the probability of realizing income tax assets recognized, the Corporation makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Corporation gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Corporation’s provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Corporation’s interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Corporation or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Corporation’s financial condition.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202550
The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Morocco, the UAE, Barbados, or Cayman Islands or any other countries in which the Corporation’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Corporation’s taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s earnings being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Corporation.
Fund Repatriation
Repatriating funds from Morocco to the Corporation (the parent company) in Canada, in Dirhams and foreign currency requires several authorizations from the foreign exchange office ("Office des Changes"), the government and the banks. This process is cumbersome and despite an existing regulatory framework, remains subject to discretion in the application. To mitigate this risk, the Corporation seeks pre-approval by the Office Des Changes of the contractual obligations of repatriation from its subsidiary prior to advancing any money. The pre-clearance and pre-approval minimize the risk at the time of execution. We have also tested repatriation of funds from Morocco to Canada with success. We continue to transact money from one country to another on a regular basis to continually validate this mechanism.
Precious Metal Price Volatility
Aya’s revenue is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond Aya's control. The price of gold and silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical.
Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued, and may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both. The factors that may affect the price of gold and silver include:
industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Precious metal prices have historically been affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, currency exchange rate fluctuations, interest rates, speculative market activities, worldwide production and inventory levels, sales programs by central bank and global or regional political or economic uncertainties.
Global Financial Conditions
Global financial markets are experiencing extreme volatility as a result of increasing input cost inflation, increased interest rates, hostilities in Ukraine and the Middle East, sanctions imposed by nations on Russia and Belarus and uncertainty with respect to international trade regimes. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing may also be negatively impacted by liquidity crises. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Corporation.
Increased levels of volatility and market turmoil could have an adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.
Liquidity
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The
Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. Over the years, the Corporation generates cash flow from its financing activities and from the sales realized at the
Zgounder Silver Mine.
Price Volatility of Other Commodities
The Corporation's cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Corporation’s operations, such as diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Corporation’s control, such as changes in legislation and hostilities in Ukraine and the Middle East, sanctions imposed by many nations on Russia and
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202551
Belarus and uncertainty with respect to international trade disputes. Increases in the prices for such commodities could materially adversely affect the Corporation’s results of operations and financial condition.
Value-Added Tax Receivables
The Corporation is subject to credit risk through value-added tax ("VAT") receivables collectible from the government of
Morocco. Due to legislative rules and a complex collection process, there is a risk that the Corporation's VAT receivable balance may not be refunded, or payment may be delayed. Even though the Corporation has in the past recovered VAT routinely, VAT recovery in Morocco remains a highly regulated, complex and, at times, lengthy collection process. Should the
Corporation not receive the VAT receivable balances or if payment to us is delayed, the Corporation’s financial condition may be materially adversely affected.
Transfer Pricing
The Corporation conducts business operations in various jurisdictions and through legal entities incorporated in several jurisdictions, including Canada, Morocco and the United Arab Emirates. The tax laws of these jurisdictions and other jurisdictions in which the Corporation may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the
Corporation carries on business could challenge its arm’s-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Corporation’s transfer pricing policies, the Corporation may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the
Corporation’s income tax expense and related interest and penalties could have a significant impact on the Corporation’s future earnings and future cash flows.
Internal Controls
The Corporation has implemented internal controls over the preparation of its financial statements and other financial disclosures, to provide reasonable assurance that its financial reporting is reliable in all material respects and that the quarterly and annual financial statements are being prepared in accordance with IFRS. The Corporation also oversees financial transactions based on various controls to prevent fraud and inadequate operations.  Our internal controls do not provide absolute assurances regarding the reliability of financial statement preparation, financial reporting and financial transactions.
In assessing our internal controls from time to time, we may find some internal controls to be lacking or insufficient to prevent or detect all errors or fraud, potentially leading to detrimental consequences in terms of investor confidence and for our business and the value of our securities in the market.
Currency
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for Aya Gold & Silver Morocco S.A. ("AGSM"), Zgounder Millenium
Silver Mining S.A. (“ZMSM”) and Boumadine Global Mining S.A. ("BGM"), for which the functional currency is the Moroccan
Dirham. Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in Moroccan
Dirham. Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below. The Corporation enters into put option contracts to mitigate the risk of fluctuations in the exchange rate of its holdings of US dollars. These contracts are used on a limited and selective basis and are intended to partially mitigate exposure to short-term fluctuations in U.S. dollar holdings; they do not fully offset the Corporation’s overall foreign exchange risk. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
Interest Rates
Interest rate risk is inherent in interest-bearing assets like loans or bonds, as their value can fluctuate in response to changes in interest rates. Aya is currently exposed to this risk, primarily with respect to its EBRD facilities, which accrues interest at a variable rate of SOFR + 5%. As a result, any increase in interest rates will lead to higher borrowing costs, reducing cash flows available for reinvestment in operations. The Corporation’s CTF Tranche ($8M), however, is subject to an interest rate structure tied to the achievement of specific ESG and operational milestones. Having successfully achieved all three milestones, the interest rate on the CTF Tranche was reduced to an all-in rate of 1.00% effective July 1, 2024. While the Corporation has
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202552
secured a fixed, low-cost structure for the CTF Tranche, it remains exposed to fluctuations in SOFR on the EBRD facilities, which could impact financial flexibility. Aya continuously monitors interest rate trends and evaluates potential risk mitigation strategies to manage this exposure.
Use of Derivative Instruments
At times, the Corporation uses derivative instruments like put and call options and forward sales to protect a portion of its cash flows against decreases in the prices of silver or increases in the underlying commodities it uses. Such instruments, when used, are applied on a limited and selective basis and are not intended to hedge a significant portion of the Corporation’s overall commodity price exposure. Such hedging activities may not always be available to Aya, may not be effective in reducing the volatility of its cash flows and may reduce Aya’s earnings, profitability and cash flows. There are risks that contracts pertaining to the derivative instruments: i) limit the price that can be realized on the hedged portion of the silver, if the market price of silver exceeds the strike price stipulated therein; and ii) stipulate commodity purchase prices higher than the prevailing market prices. The derivative instruments are only used within the production limits of the Corporation and the portion of the silver that may be hedged through said instruments remains within the limits of the Corporation’s risk matrix, approved by the Audit Committee.
Credit
Credit risk refers to the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, options contracts, and long-term restricted cash. The fact that the Corporation’s cash is mostly held with reputable Canadian or
Moroccan banks mitigates that risk.  The Corporation has a high degree of customer concentration, with approximately 95% of its ingots and silver concentrated ore sales made to a single counterparty. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk.
Impairment
Regular assessments are conducted by Aya to determine whether impairment is necessary for its assets. Assessing impairment involves making significant judgments based on various external and internal factors, some of which are beyond the Corporation's control, and necessitates the use of estimates and assumptions for each cash-generating unit. External factors encompass a wide range, from overall economic activity to changes in commodity prices, toll rates, discount rates, foreign exchange rates, and regulatory requirements. Internal factors include production volume, resource conversion capabilities, capital and operating expenditures, and future development plans. There's no guarantee that management's estimations of the future will align with actual events, potentially leading to further impairment charges. The timing and magnitude of such charges are challenging to predict and could have a materially adverse impact on the Corporation's business, financial status, and operational results.
Risks Linked to Shares
The price of the Shares is highly affected by changes in the price of gold and silver, global economic conditions generally, the
Corporation’s financial condition and results of operations, and by the market’s perception of the Corporation’s value, whether or not such perceptions accurately reflect the intrinsic value of the Corporation or its future prospects. The Corporation’s Share price may also be negatively impacted if investors’ preferred strategy for the Corporation does not coincide with the strategy adopted by management. Given the volatility in the gold and silver price and the market’s changing perception of the
Corporation’s value, the Corporation cannot predict their impact on its market capitalization. It is possible that the price of a
Share may experience significant fluctuations and that such price might be less than the actual price paid by an investor. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect their long-
term value.
Equity Interest in Other Issuers
The Corporation may from time to time hold shares or other financial interests in other companies, including publicly listed companies. In particular, Aya holds approximately 42% of Mx2, a privately held corporation with projects in Morocco and approximately 5% of Talisman Metals PLC ("TLM"), a public company listed on the London Stock Exchange (AIM: TLM) with projects in Morocco. The Corporation does not have the right to appoint directors of TLM but has the right to nominate two directors of Mx2. As a large shareholder, the Corporation is not in a position to direct the day-to-day business of such
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202553
companies and is subject to the risk that these companies may make business, financial or management decisions with which the Corporation does not agree or may take risks or otherwise act in a manner that does not serve the Corporation’s interests.
In addition, the market price of the shares of such companies may be highly volatile and will be subject to many of the same factors as apply to the Corporation's Shares. These shares may also be subject to restrictions on resale or may be illiquid. The
Corporation may therefore face delays in selling such securities or realizing value for them.
Allocation of Capital - Sustaining, Growth and Exploration and Development Capital
The Corporation has budgeted $96 million for 2026 as sustaining, growth and exploration capital investments in property, plant and equipment, mine development and exploration and development work. Sustaining capital consists of capital expenditures required to maintain current operations. Growth capital is earmarked for growth projects to expand current operations. A total of $36 million has been earmarked for sustaining and growth capital and $60 million has been planned for exploration and development. There can be no assurance that such cost estimates will prove to be accurate. The Corporation may alter its allocation of capital to provide for revised strategic planning, metal price fluctuations or other external economic conditions.
Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Corporation’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the
Corporation’s future cash flows, profitability, results of operations and financial condition.
Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	3,303,944	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	4,870,000	15.63
November 10, 2035	500,000	14.45
	9,121,911
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of March 30, 2026	142,986,547
Shares reserved for issuance pursuant to share purchase options	9,121,911
Shares reserved for issuance pursuant to deferred share units	414,597
Shares reserved for issuance pursuant to restricted share units	1,307,155
Shares reserved for issuance pursuant to performance share units	80,174
153,910,384
Off-Balance Sheet Arrangements
As at December 31, 2025, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the
FS.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202554
Related Party Disclosures
During the three and twelve-month periods ended December 31, 2025 and 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $162 and $838 for the three and twelve-month periods ended December 31, 2025, respectively ($55 and $758 for the three and twelve-month periods ended December 31,
2024, respectively). As at December 31, 2025, $391 (December 31, 2024 - $305) was due to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and twelve-month periods ended December 31, 2025 and 2024 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Twelve-month periods ended
	December 31,		December 31,
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	406	307	1,584	1,288
Management consulting and professional fees	306	138	1,261	1,110
Share-based payments*	1,895	3,763	11,166	6,905
	2,607	4,208	14,011	9,303
*Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, and deferred share units.
Accounting Policies, Judgements and Estimates

Critical Accounting Judgements and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s audited consolidated FS for the years ended December 31, 2025 and 2024, the Corporation applied the critical judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2025.
Proposed Transaction

As at December 31, 2025, and the date hereof, the Corporation had no disclosable proposed transaction.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202555
Management’s Report on Internal Controls and Financial
Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of the Corporation and to ensure that required information is gathered and communicated to the Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
An evaluation of the effectiveness of the Corporation’s disclosure controls and procedures, as defined under the rules of the
Canadian Securities Administration, was conducted as at December 31, 2025 under the supervision of the Corporation’s
Disclosure Committee and with the participation of management.
Based on the results of that evaluation, the CEO and the CFO concluded that the Corporation’s disclosure controls and procedures were effective as at December 31, 2025.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the
Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the
Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Management, under the supervision of the Chief Executive Officer (CEO) and Chief Financial
Officer (CFO), has evaluated the effectiveness of ICFR and based on that evaluation, the CEO and CFO have concluded that the
Corporation’s ICFR was effective as at December 31, 2025. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (“COSO”).
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.
Additional Information and Continuous Disclosure

Additional information about the Corporation, including the FS and the AIF for the period ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on the Corporation’s website at www.ayagoldsilver.com.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202556
Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under NI 43-101 for Aya has reviewed and approved the technical content of this document.
Cautionary Note to United States Investors Concerning
Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.
Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.
Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A referred herein as “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this
MD&A, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements can generally be identified with words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”,
“target”, “future”, “guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”,
“schedule”, “track”, “pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this MD&A include, but are not limited to, statements with respect to Aya’s future growth and growth strategy; anticipated financial and operational performance and results; business prospects and opportunities
(including the timing and development of new deposits and the success of exploration activities); Aya’s guidance and corporate outlook; results of operations; expected production, cash cost and operating costs; exploration and development budgets; Aya’s ability to sustain capital; commodity prices; steady-state production at the Zgounder Silver Mine following the ramp-up; Boumadine’s expected silver-equivalent ounces yield; development of the Boumadine Project; the Boumadine preliminary economic assessment; Boumadine’s feasibility study and timing thereof; the targeted U.S. listing and the timing thereof; Aya's exploration and development programs; the Boumadine drilling plans; Life of mine of the Corporation's mining assets; Aya’s ability to continue strengthening health and safety programs; Aya’s expansion plans; mineral resource and mineral reserve estimates; Aya’s expected silver production; Aya’s estimated silver recovery; Aya’s ability to continue to strengthen its human resources programs; Aya’s ability to cover short-term and long-term cash requirements; Aya’s ability to raise further equity or debt financing in the capital markets; Aya's intended use of proceeds from financings; strategic plans;
market price and demand for gold and silver; government relations; preliminary results from exploration programs; Aya’s ability to conduct business in a way that safeguards public health and the environment; Aya’s ability to receive and maintain licenses and permits from appropriate governmental authorities; laws and regulations, including those pertaining to environment, health and safety; exchange rates; the estimated project cash flows and economic viability of exploration and expansion projects; the potential for future resource growth supported by the continuity of high-grade mineralization beyond the current resource boundary; and the integration of the double materiality assessment results into the enterprise risk management framework to strengthen the incorporation of sustainability into the Corporation’s risk management culture.
Forward-looking statements contained in this MD&A are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202557
reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties;
Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain and maintain requisite licenses and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions, in the market in which
Aya operates; Aya's capacity to complete the post-closing conditions related to its financing facilities.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development;
diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the
Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain insurance; occupational health and safety risks;
adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; and
other risks described in the Corporation’s documents filed with Canadian securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of this MD&A, and in other filings with the Canadian securities regulatory authorities, including the “Risk Factors” set forth in the Corporation's most recent
Annual Information Form, available on SEDAR+.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action.
However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors.
Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this MD&A and the documents incorporated by reference herein are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / YEAR 202558
should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements  and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.